The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has been declared effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)
SEC File No. 333-117472

SUBJECT TO COMPLETION, DATED NOVEMBER 26, 2004

PRELIMINARY PROSPECTUS SUPPLEMENT (to Prospectus dated September 23, 2004)

10,000,000 Shares

Pilgrim’s Pride Corporation

Common Stock

ConAgra Foods, Inc. is offering 10,000,000 shares of our common stock in an underwritten offering. We will not receive any of the proceeds from the sale of the shares of our common stock sold by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “PPC.” On November 26, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $34.99 per share.

The underwriters have an option to purchase a maximum of 1,500,000 additional shares from the selling stockholder to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page S-11.

PRICE $             PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting commissions	$	$
Proceeds, before expenses, to selling stockholder	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Joint Book-Running Managers

Merrill Lynch & Co.	JPMorgan	Lehman Brothers

Senior Co-Managers

Credit Suisse First Boston	Citigroup	Morgan Stanley

Banc of America Securities LLC	Deutsche Bank Securities Inc.	Harris Nesbitt

                    , 2004

[ Photos of Pilgrim’s Pride Corporation food products with text reading

“Better Eating, Better Living”]

Prospectus Supplement

Prospectus

Unless the context otherwise requires, “we,” “us,” “our” and similar terms, as well as references to “the Company” and “Pilgrim’s Pride,” include all of our consolidated subsidiaries. We obtained the industry data used throughout this prospectus supplement from industry publications that we believe to be reliable, but we have not independently verified this information.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should assume that this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of its respective date.

i

SUMMARY

The following is a summary of the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the information incorporated herein by reference. This summary is not complete and does not contain all the information you should consider. You should read the entire prospectus supplement and the accompanying prospectus and the information incorporated by reference herein carefully, including the “Risk Factors” section. We define the poultry industry as consisting of the chicken and turkey industries. On November 23, 2003, we purchased the chicken division of ConAgra Foods, Inc. (“ConAgra Foods”). In this prospectus supplement we refer to this acquisition as the ConAgra chicken division acquisition or the fiscal 2004 acquisition and we refer to ConAgra Foods’ chicken operations that we acquired as the ConAgra chicken division. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise the over-allotment option that the selling stockholder has granted to them.

The Company

We are the second largest producer of poultry in both the United States and Mexico, the largest in Puerto Rico, and have one of the best known brand names in the poultry industry. In the United States, we produce both prepared and fresh chicken and turkey; while in Mexico and Puerto Rico, we exclusively produce fresh chicken. Through vertical integration, we control the breeding, hatching and growing of our chickens. For both chicken and turkey we control the processing, preparation, packaging and sale of our product lines, which we believe has made us one of the highest quality, lowest-cost producers of poultry in North America. We have consistently applied a long-term business strategy of focusing our growth efforts on the higher-value, higher-margin prepared foods products and have become a recognized industry leader in this market segment, which represented 46.3% of the net sales of our U.S. chicken products in fiscal 2004. Accordingly, our sales efforts have traditionally been targeted to the foodservice industry, principally chain restaurants and food processors. We have continually made investments to ensure that our prepared foods capabilities remain state-of-the-art and have complemented these investments with a substantial and successful research and development effort. In fiscal 2004, we sold 5.3 billion pounds of dressed chicken and 310.2 million pounds of dressed turkey and generated net sales of $5.4 billion. In fiscal 2004, our U.S. operations including Puerto Rico accounted for 92.8% of our net sales, with the remaining 7.2% arising from our Mexico operations.

We were incorporated under the laws of the State of Texas in 1968 and reincorporated under the laws of the State of Delaware in 1986. We are the successor to a partnership founded in 1946 as a retail feed store. On October 2, 2004, we employed approximately 35,500 persons in the United States and 4,800 persons in Mexico. Our principal executive offices are located at 110 South Texas Street, Pittsburg, Texas 75686; telephone number (903) 855-1000. See “Where You Can Find More Information” for details about information incorporated by reference in this prospectus supplement and the accompanying prospectus.

The U.S. Chicken Industry

The U.S. chicken industry has grown each year for the last twenty years, from 12.3 billion pounds produced in 1983 to 32.4 billion pounds in 2003, a compounded annual growth rate of 5.0%. This growth resulted from increasing domestic and international per capita consumption of chicken and population growth. From 1983 to 2003, annual per capita consumption of chicken in the United States increased 66.7%, while annual per capita consumption of beef declined 17.5% and pork was unchanged. Per capita consumption of chicken in the United States surpassed that of pork in 1984 and beef in 1992. We believe these favorable trends will continue over the long-term due to consumers’ continued awareness of the health benefits, convenience, cost advantages and versatility of chicken. The United States Department of Agriculture (USDA) estimates that per capita consumption of chicken in the United States will grow from 80.1 pounds in 2003 to 82.4 pounds in 2008.

We expect several on-going industry trends to continue in 2005. These include increasing consumer demand for high-quality poultry products in the United States and globally and the consolidation of the United States poultry industry. We believe the consolidation in the industry is driven by the desire for enhanced cost efficiencies, the consolidation of the supermarket and foodservice industries and strict environmental regulations governing the poultry industry. We believe these trends will result in favorable demand for our products, more stable poultry prices and generally improved industry conditions.

We believe that the industry has two major customer categories, foodservice and retail. Foodservice customers principally include chain restaurants, food processors and certain other institutions. Retail customers principally include grocery store chains, wholesale clubs and other retail distributors. While the overall chicken market has grown consistently, we believe the majority of this growth in recent years has been in the foodservice market. According to the National Chicken Council, during the 1999 through 2003 period, sales of chicken products to the foodservice market grew at a compounded annual growth rate of approximately 4.7%, versus 4.3% growth for the chicken industry overall. Foodservice growth is anticipated to continue as “food-away-from-home” expenditures continue to outpace overall industry growth rates. According to the National Restaurant Association, food-away-from-home expenditures grew at a compounded annual growth rate of approximately 4.1% from 1999 through 2003 and are projected to grow at a 4.6% compounded annual growth rate from 2003 through 2010. As a result, the food-away-from-home category is projected by the National Restaurant Association to account for 53.0% of total food expenditures by 2010, as compared with 46.1% in 2003. Due to internal growth and the fiscal 2004 acquisition, our sales to the foodservice market from fiscal 2000 through fiscal 2004 grew at a compounded annual growth rate of 39.2% and represented 72.8% of the net sales of our U.S. chicken products in fiscal 2004.

Our U.S. Chicken Business

We are the second largest producer of chicken in the United States, and in fiscal 2004 our U.S. chicken operations accounted for 76.3% of our net sales. We produce both prepared and fresh chicken in the United States.

We are the second largest supplier of prepared chicken products in the United States. Our prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. Our prepared chicken products are sold primarily to foodservice customers. Due to increased demand from our foodservice customers and our fiscal 2004 acquisition of the ConAgra chicken division, our prepared chicken products sales from fiscal 2000 through fiscal 2004 grew at a compounded annual growth rate of 31.1% and represented 46.3% of the net sales of our U.S. chicken products in fiscal 2004. We believe our above-market growth of prepared chicken products is attributable to our competitive strengths, which include full-line product capabilities, high-volume production capacities, research and development expertise and extensive distribution and marketing experience. The addition of well-known brands, including Pierce® and Easy-Entrée®, from our fiscal 2004 acquisition have significantly expanded our already sizeable prepared foods chicken offerings. In addition, sales of our prepared chicken products to retail customers have been growing. We expect the retail markets for prepared foods products to continue to grow, and we believe we are well positioned to take advantage of this trend.

We also sell fresh chicken products to the foodservice and retail markets. Our fresh chicken products represented 48.5% of the net sales of our U.S. chicken products in fiscal 2004. Our fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken, which includes various combinations of freshly refrigerated, whole chickens and chicken parts in trays, bags or other consumer packs labeled and priced ready for the retail grocer’s fresh meat counter. Our retail sales are enhanced by the strong consumer awareness of the Pilgrim’s Pride® brand, which is one of the leading chicken brand names in the chicken industry. We believe our brand awareness enhances the distribution of our fresh chicken and enables us to achieve price premiums in certain of our geographic markets.

Our Other Businesses

We are the second largest producer of chicken in Mexico, and in fiscal 2004 our Mexican operations accounted for 7.2% of our net sales. Total production of chicken in Mexico increased from approximately 1.8 billion pounds in 1983 to approximately 5.0 billion pounds in 2003, a compounded annual growth rate of 5.4%. According to an industry source, between 1983 and 2003, annual per capita consumption of chicken in Mexico increased 107.1% to 49.3 pounds per person, as compared to 81.1 pounds per person in the United States. We believe per capita chicken consumption increased in Mexico due to increased disposable income and the price advantage of chicken relative to other meats and will continue to grow in the future as a result of these factors. Since entering the Mexican chicken market in fiscal 1988, we have made significant capital investments to modernize our production technology and improve our distribution network. In addition, we completed several strategic acquisitions, transferred experienced management personnel from the United States and developed a strong local management team. We believe that our strategy enables us to achieve greater brand awareness, increased market share and higher profit margins relative to most other chicken producers in Mexico. As a result, we are well-positioned to capitalize on the projected growth in demand for chicken in Mexico. According to industry data, per capita chicken consumption in Mexico is anticipated to grow from 49.3 pounds in 2003 to 58.9 pounds in 2008 as a result of the country’s improving economy and favorable demographic trends.

In fiscal 2004 our turkey operations accounted for 5.3% of our net sales. The U.S. turkey industry has grown from 2.6 billion pounds produced in 1983 to 5.6 billion pounds produced in 2003, a compounded annual growth rate of 3.9%. This growth resulted from increased per capita consumption of turkey and population growth. We believe the turkey industry will continue to grow over the long-term due to consumers’ awareness of the health benefits and cost advantages of turkey, and the opportunity to develop and market more convenient, versatile and value-added turkey products in this sector of the poultry industry. The USDA estimates that per capita consumption of turkey in the United States will grow from 17.5 pounds in 2003 to 18.3 pounds in 2008.

Recent Developments

Acquisition of ConAgra Chicken Division

On November 23, 2003, we completed the purchase of the ConAgra chicken division, which was the third largest producer of chicken in the United States. The acquired business has been included in our results of operations since the date of the acquisition. The acquisition provides us with additional lines of specialty prepared chicken products, well-known brands, well-established distributor relationships and Southeastern U.S. processing facilities. The acquisition also includes the largest distributor of chicken products in Puerto Rico. This allows us to provide customers at every point in the distribution chain with the broadest range of quality value-added chicken products and services available in the market today.

We have substantially completed integrating the operations of the ConAgra chicken division into the Company. We believe we have realized significant synergies at this time from the acquisition and believe there will be further synergies identified in the future, as part of our ongoing business strategy implementation, including the implementation of a “best practices” approach across all of our operations.

Restructuring of Turkey Operations

On April 26, 2004, we announced a plan to restructure our turkey business to significantly reduce our production of commodity turkey meat and strengthen our focus on value-added turkey products. As part of our restructuring effort, we sold our Hinton, Virginia turkey commodity meat operations. As a result, we now purchase turkey meat for processing into turkey prepared foods products, but continue to grow turkeys for our premium line of fresh and frozen whole turkeys. We estimate that the restructuring will have a positive impact on our fiscal 2005 pre-tax earnings of approximately $25-$30 million and decrease our fiscal 2005 commodity sales in our turkey division by approximately $70 million. In fiscal 2004 we recorded, as cost of sales-restructuring, approximately $64.2 million and, as other restructuring charges, $7.9 million related to exit and severance costs. The restructuring will significantly reduce our production of commodity turkey meat and strengthen our focus on value-added turkey products, such as cooked deli breast, turkey sausages, turkey burgers, ground turkey, salads and ready to cook roasts.

Business Strategy

Our objectives are (1) to increase sales, profit margins and earnings and (2) to outpace the growth of, and maintain our leadership position in, the poultry industry. To achieve these goals, we plan to continue to pursue the following strategies:

•	Capitalize on significant scale with leading industry position and brand recognition. We are the second largest producer of chicken products in the United States. We estimate that our U.S. market share based on the total annual chicken production in the United States is approximately 15.5%, which is approximately 68% higher than the third largest competitor in the chicken industry. The complementary fit of markets, distributor relationships and geographic locations are a few of the many benefits we realized from our acquisition of the ConAgra chicken division. We believe that the acquired business’ established relationships with broad-line national distributors have enabled us to expand our customer base and provide nationwide distribution capabilities for all of our product lines. As a result, we believe we are one of only two U.S. chicken producers that can supply the growing demand for a broad range of price competitive standard and specialized products with well-known brand names on a nationwide basis from a single source supplier.

•	Capitalize on attractive U.S. prepared foods market. We focus our U.S. growth initiatives on sales of prepared foods to the foodservice market because it continues to be one of the fastest growing and most profitable segments in the poultry industry. Products sold to this market segment require further processing, which enables us to charge a premium for our products, reducing the impact of feed ingredient costs on our profitability and improving and stabilizing our profit margins. Feed ingredient costs typically decrease from approximately 32-49% of total production cost for fresh chicken products to approximately 16-25% for prepared chicken products. Due to increased demand from our foodservice customers and our fiscal 2004 acquisition, our sales of prepared chicken products grew from $641.6 million in fiscal 2000 to $1,896.4 million in fiscal 2004, a compounded annual growth rate of 31.1%. These prepared food sales represented 46.3% of our total U.S. chicken revenues in fiscal 2004, which we believe provides us with a significant competitive advantage and reduces our exposure to feed price fluctuations. The addition of well-known brands, including Pierce® and Easy-Entrée®, from our fiscal 2004 acquisition have significantly expanded Pilgrim’s Pride’s already sizeable prepared foods chicken offerings. Similarly our acquisition of highly customized cooked chicken products, including breaded cutlets, sizzle strips and Wing-Dings®, for restaurants and specialty foodservice customers from this acquisition complement our existing lines of pre-cooked breast fillets, tenderloins, burgers, nuggets, salads and other prepared products for institutional foodservice, fast-food and retail customers.

•	Emphasize customer–driven research and technology. We have a long-standing reputation for customer-driven research and development in designing new products and implementing advanced processing technology. This enables us to better meet our customers’ changing needs for product innovation, consistent quality and cost efficiency. In particular, customer-driven research and development is integral to our growth strategy for the prepared foods market in which customers continue to place greater importance on value-added services. Our research and development personnel often work directly with customers in developing products for them, which we believe helps promote long-term relationships.

•	Enhance U.S. fresh chicken profitability through value–added, branded products. Our U.S. fresh chicken sales accounted for $1,982.7 million, or 48.5%, of our U.S. chicken sales for fiscal 2004. In addition to maintaining the sales of traditional fresh chicken products, our strategy is to shift the mix of our U.S. fresh chicken products by continuing to increase sales of higher margin, faster growing products, such as fixed weight packaged products and marinated chicken and chicken parts and to continually shift portions of this product mix into the higher value and margin prepared chicken products. Much of our fresh chicken products are sold under the Pilgrim’s Pride® and Country Pride® brand names, which are two well-known brands in the chicken industry. With the addition of a Gainesville, Georgia processing plant acquired in the fiscal 2004 acquisition, we added to our capabilities to cut and process case-ready, fixed-weight chicken for major national retail customers who are requesting standardized packaging in order to improve their offerings and inventory controls.

•	Improve operating efficiencies and increase capacity on a cost–effective basis. As production and sales grow, we continue to focus on improving operating efficiencies by investing in state-of-the-art technology and processes, training and our total quality management program. Specific initiatives include:

•	standardizing lowest-cost production processes across our various facilities;

•	centralizing purchasing and other shared services; and

•	upgrading technology where appropriate.

In addition, we have a proven history of increasing capacity while improving operating efficiencies at acquired properties both in the United States and Mexico. As a result, according to industry data, since 1993, we have consistently been one of the lowest cost producers of chicken in the United States, and we also believe we are one of the lowest cost producers of chicken in Mexico.

•	Continue to seek strategic acquisitions. We have pursued opportunities to expand through acquisitions in the past. We expect to continue to evaluate acquisition opportunities in the future that would either complement our existing businesses, broaden our production capabilities and/or improve our operating efficiencies.

•	Continue to penetrate the growing Mexican market. We seek to leverage our leading market position and reputation for freshness and quality in Mexico by focusing on the following objectives:

•	to be one of the most cost-efficient producers and processors of chicken in Mexico by applying technology and expertise utilized in the United States;

•	to continually increase our distribution of higher margin, more value-added products to national Mexican retail stores and restaurants; and

•	to continue to build and emphasize brand awareness and capitalize on Mexican consumers’ preference for branded products and their insistence on freshness and quality.

•	Leverage our turkey operations. We plan to take advantage of our leading market position, reputation as a high quality, high service provider of chicken products and the recent restructuring of our turkey operations by focusing on the following objectives:

•	cross-selling prepared turkey products to existing chicken customers;

•	developing new and innovative prepared turkey products by capitalizing on our research and development expertise;

•	improving operating efficiencies in our turkey operations by applying proven management methodologies and techniques employed historically in our chicken operations; and

•	capitalizing on the unique opportunity to establish, develop and market turkey products under the Pilgrim’s Pride® and Pilgrim’s Signature™ brand names.

•	Capitalize on export opportunities. We intend to continue to focus on international opportunities to complement our U.S. chicken operations and capitalize on attractive export markets. According to the USDA, the export of U.S. chicken products increased 7.3% from 1999 to 2003. We believe that U.S. chicken exports will grow as worldwide demand increases for high-grade, low-cost protein sources. According to USDA data, the export market for chicken is expected to grow at a compounded annual growth rate of 2.4% from 2003 to 2008. Historically, we have targeted international markets to generate additional demand for our chicken dark meat, which is a natural by-product of our U.S. operations given our concentration on prepared foods products and the U.S. customers’ general preference for white meat. As part of this initiative, we have created a significant international distribution network into several markets, including Mexico, which we now utilize not only for dark meat distribution, but also for various higher margin prepared foods and other poultry products. We employ both a direct international sales force and export brokers. Our key international markets include Eastern Europe, including Russia, the Far East and Mexico. We believe that we have substantial opportunities to expand our sales to these markets by capitalizing on direct international distribution channels supplemented by our existing export broker relationships. Our exports and other categories accounted for approximately 4.8% of our net sales in fiscal 2004.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Our selected consolidated financial data is derived from our audited consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes related thereto contained in the annual reports and other documents that we have filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Fiscal Year Ended
	September 30, 2000	September 29, 2001(a)	September 28, 2002	September 27, 2003	October 2, 2004(b)(c)
	(In thousands, except per share data)
Income Statement Data:
Net sales	$1,499,439	$2,214,712	$2,533,718	$2,619,345	$5,363,723
Cost of sales	1,333,611	2,000,762	2,369,309	2,465,341	4,813,353
Gross profit(d)	165,828	213,950	165,165	200,483	510,101
Selling, general and administrative expenses	85,340	119,408	135,261	136,870	236,864
Operating income(d)	80,488	94,542	29,904	63,613	265,314
Interest expense, net(e)	17,779	30,775	32,003	37,981	52,129
Other (income) expense, net(d)(f)	(77)	1,906	(4,009)	(37,603)	4,650
Income tax expense (benefit)(g)	10,442	20,724	(12,425)	7,199	80,195
Net income	52,344	41,137	14,335	56,036	128,340
Share and Per Share Amounts:
Earnings per share-basic and diluted	$1.27	$1.00	$0.35	$1.36	$2.05
Dividends per share	0.06	0.06	0.06	0.06	0.06
Average common shares-basic and diluted	41,289,142	41,112,679	41,112,679	41,112,679	62,646,692
Other Data:
EBITDA(h)	$115,356	$146,166	$103,469	$173,926	$372,501
Depreciation and amortization(i)	36,027	55,390	70,973	74,187	113,788
Capital expenditures	92,128	112,632	80,388	53,574	79,642
Business acquisition, net of equity consideration(a)(b)	—	239,539	—	4,499	272,097
Balance Sheet Data (end of period):
Cash and cash equivalents	$28,060	$20,916	$14,913	$16,606	$38,165
Working capital	124,531	203,350	179,037	211,119	383,726
Total assets	705,420	1,215,695	1,227,890	1,257,484	2,245,989
Total debt, including current maturities	169,694	472,341	453,644	418,645	544,294
Total stockholders’ equity	342,559	380,932	394,324	446,696	922,956

(a)	The Company acquired WLR Foods, Inc. on January 27, 2001 for $239.5 million and the assumption of $45.5 million of indebtedness. The acquisition has been accounted for as a purchase, and the results of operations for this acquisition have been included in our consolidated results of operations since the acquisition date.

(footnotes continued on following page)

(b)	The Company acquired the ConAgra chicken division on November 23, 2003 for $635.2 million including the noncash value of common stock issued of $357.5 million. The acquisition has been accounted for as a purchase and the results of operations for this acquisition have been included in our consolidated results of operations since the acquisition date. On April 26, 2004, the Company announced a plan to restructure its turkey division, including the sale of some facilities in Virginia. The facilities were sold in the fourth quarter of fiscal 2004. In connection with the restructuring, the Company recorded in cost of sales-restructuring charges of approximately $64.2 million and $7.9 million of other restructuring charges.
(c)	Fiscal 2004 had 53 weeks.
(d)	Gross profit, operating income and other (income) expense, net include the following non-recurring recoveries, restructuring charges, and other unusual items for each of the fiscal years presented (in millions):

	2000	2001	2002	2003	2004
Effect on Gross Profit and Operating Income:
Cost of sales—Restructuring	$—	$—	$—	$—	$(64.2)
Non-recurring recoveries for recall insurance	—	—	—	—	23.8
Non-recurring recoveries for avian influenza	—	—	—	26.6	—
Non-recurring recoveries for vitamin and methionine litigation	—	—	0.8	19.9	0.1

Additional Effect on Operating Income:
Other restructuring charges	$—	$—	$—	$—	$(7.9)

Additional Effect on Income Before Income Taxes:
Other income, net for vitamin and methionine litigation	$—	$—	$4.3	$36.0	$0.9

In addition, the Company estimates its losses related to the October 2002 recall (excluding the insurance recovery described above) and 2002 avian influenza outbreak negatively affected gross profit and operating income in each of the fiscal years presented as follows (in millions):

	2000	2001	2002	2003	2004
Recall effects (estimated)	$—	$—	$—	$(65.0)	$(20.0)
Losses from avian influenza (estimated)	$—	$—	$(25.6)	$(7.3)	$—

(e)	Interest expense, net, consists of interest expense less interest income.
(f)	Includes foreign exchange (gain) loss of approximately $(0.2) million, $0.1 million, $1.5 million, $(0.4) million and $0.2 million in the fiscal years 2000, 2001, 2002, 2003 and 2004, respectively.
(g)	Fiscal 2003 included a non-cash tax benefit of $16.9 million associated with the reversal of a valuation allowance on net operating losses in the Company’s Mexico operations. Fiscal 2002 includes an $11.9 million tax benefit from changes in Mexican tax laws.

(footnotes continued on following page)

(h)	“EBITDA” is defined as the sum of net income plus interest, taxes, depreciation and amortization (excluding amortization of capitalized financing costs). Our method of computation may or may not be comparable to other similarly titled measures used in our filings with the SEC or by other companies. See the consolidated statements of income and consolidated statements of cash flows included in our financial statements. EBITDA is presented because we believe that it provides meaningful additional information concerning a company’s operating results and its ability to service its long-term debt and to fund its growth, and we believe EBITDA is frequently used by securities analysts, investors and other interested parties, in addition to and not in lieu of Generally Accepted Accounting Principles (“GAAP”) results, to compare the performance of companies. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP.

A reconciliation of net income to EBITDA is as follows:

	Fiscal Year Ended
	Sept. 30, 2000	Sept. 29, 2001	Sept. 28, 2002	Sept. 27, 2003	Oct. 2, 2004
	(In thousands)
Net income	$52,344	$41,137	$14,335	$56,036	$128,340
Add:
Income tax expense (benefit)	10,442	20,724	(12,425)	7,199	80,195
Interest expense, net	17,779	30,775	32,003	37,981	52,129
Depreciation and amortization(i)	36,027	55,390	70,973	74,187	113,788
Minus:
Amortization of capitalized financing costs	1,236	1,860	1,417	1,477	1,951

EBITDA	$115,356	$146,166	$103,469	$173,926	$372,501

(i)	Includes amortization of capitalized financing costs of approximately $1.2 million, $1.9 million, $1.4 million, $1.5 million and $2.0 million in the fiscal years 2000, 2001, 2002, 2003 and 2004, respectively.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of October 2, 2004.

We urge you to read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes related thereto contained in the annual reports and other documents that we have filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus.

As of October 2, 2004(a)
(In millions)
Cash and cash equivalents	$38.2

Debt (including current maturities)(b):
Revolving and revolving/term borrowing facilities	$—
Notes payable to insurance company (due 2012-2013)	123.9
9 5/8% Senior Notes due 2011	303.0
9 1/4% Senior Subordinated Notes due 2013	100.0
Other debt	17.4

Total debt	$544.3

Stockholders’ equity:
Common stock	$0.7
Additional paid-in capital	431.7
Retained earnings	492.5
Accumulated other comprehensive loss	(0.3)
Less: Treasury stock	(1.6)

Total stockholders’ equity	923.0

Total capitalization	$1,467.3

(a)	We will not receive any of the proceeds in connection with the sale of the shares of our common stock by the selling stockholder.
(b)	At October 2, 2004, an additional $552.6 million was available under the revolving and revolving/term borrowing facilities subject to the terms and conditions thereof. In addition, we have a facility under a Receivables Purchase Agreement, under which we sell, on a revolving basis, up to $125.0 million of certain of our trade receivables to a special purpose corporation wholly-owned by us, which in turn sells a percentage ownership interest to third parties. The Receivables Purchase Agreement facility expires in June 2008. As of October 2, 2004, the entire amount of this facility was available.

RISK FACTORS

Before you invest in our common stock, you should consider carefully the following factors, in addition to the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. Investing in our common stock involves a high degree of risk.

Cyclicality and Commodity Prices—Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients, chicken and turkey.

Profitability in the chicken and turkey industries is materially affected by the commodity prices of feed ingredients, chicken and turkey, which are determined by supply and demand factors. As a result, the chicken and turkey industries are subject to cyclical earnings fluctuations.

The production of feed ingredients is positively or negatively affected primarily by weather patterns throughout the world, the global level of supply inventories and demand for feed ingredients, and the agricultural policies of the United States and foreign governments. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow chickens and turkeys or deliver products.

High feed ingredient prices have had a material adverse effect on our operating results in the past. We periodically seek, in some instances, to enter into advance purchase commitments or financial hedging contracts for the purchase of feed ingredients in an effort to manage our feed ingredient costs. However, we may not hedge feed ingredient cost risk unless requested by a specific customer or it is otherwise deemed prudent, and any use of such instruments may not be successful.

Contamination of Products—If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling at the further processing, foodservice or consumer level. These risks may be controlled, although not eliminated, by adherence to good manufacturing practices and finished product testing. We have little, if any, control over proper handling once the product has been shipped. Illness and death may result if the pathogens are not eliminated at the further processing, foodservice or consumer level. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation and prospects.

In October 2002, one product sample produced in our Franconia, Pennsylvania facility that had not been shipped to customers tested positive for Listeria. We later received information from the USDA suggesting environmental samples taken at the facility had tested positive for both the strain of Listeria identified in the product and a strain having characteristics similar to those of the strain identified in a Northeastern Listeria outbreak. As a result, we voluntarily recalled all cooked deli products produced at the plant from May 1, 2002 through October 11, 2002. We carried insurance designed to cover the direct recall related expenses and certain aspects of the related business interruption caused by the recall. However, the losses attributable to this recall significantly exceeded our insurance coverage.

Livestock and Poultry Disease—Outbreaks of livestock diseases in general, and poultry disease in particular, can significantly restrict our ability to conduct our operations.

We take all reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. However, events beyond our control, such as the outbreak of disease, could significantly restrict our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh chicken, turkey or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects.

An outbreak of low-pathogenic avian influenza, a disease contagious to turkey, chicken and other birds, had a negative effect on our fiscal 2002 and the first six months of fiscal 2003 operating results. There can be no assurance that any future poultry disease outbreaks will not have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations.

Product Liability—Product liability claims or product recalls can adversely affect our business reputation and expose us to increased scrutiny by federal and state regulators.

The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our production or processing operations, we may encounter the same risks if any third party tampers with our products. We cannot assure you that we will not be required to perform product recalls, or that product liability claims will not be asserted against us, in the future. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations.

We voluntarily recalled all cooked deli products produced at one of our facilities from May 1, 2002 through October 11, 2002. In connection with this recall, we were named as a defendant in twelve lawsuits brought by individuals alleging injuries resulting from contracting listeria monocytogenes. There can be no assurance that any litigation or reputational injury associated with this or any future product recalls will not have a material adverse effect on our ability to market our products successfully and on our business, reputation, prospects, financial condition and results of operations.

Insurance—We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently maintain insurance with respect to certain of these risks, including product liability insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive, difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to any such events, or at all. Moreover, even though our insurance coverage may be designed to protect us from losses attributable to certain events, it may not adequately protect us from liability and expenses we incur in connection with such events. For example, the losses attributable to our October 2002 recall of cooked deli-products produced at one of our facilities significantly exceeded available insurance coverage. Additionally, in the past, two of our insurers encountered financial difficulties and were unable to fulfill their obligations under the insurance policies as anticipated and, separately, two of our other insurers contested coverage with respect to claims covered under policies we purchased, forcing us to litigate the issue of coverage before we were able to collect under these policies.

Government Regulation—Regulation, present and future, is a constant factor affecting our business.

The chicken and turkey industries are subject to federal, state and local governmental regulation, including in the health and environmental areas. We anticipate increased regulation by various agencies concerning food safety, the use of medication in feed formulations and the disposal of poultry by-products and wastewater discharges. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future.

Significant Competition—Competition in the chicken and turkey industries with other vertically integrated poultry companies, especially companies with greater resources, may make us unable to compete successfully in these industries, which could adversely affect our business.

The chicken and turkey industries are highly competitive. Some of our competitors have greater financial and marketing resources than us. In both the United States and Mexico, we primarily compete with other vertically integrated poultry companies.

In general, the competitive factors in the U.S. poultry industry include:

•	Price;

•	Product quality;

•	Brand identification;

•	Breadth of product line; and

•	Customer service.

Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that competition is based on product quality, brand awareness, customer service and price. Further, there is some competition with non-vertically integrated further processors in the prepared food business.

In Mexico, where product differentiation has traditionally been limited, product quality and price have been the most critical competitive factors. Additionally, the North American Free Trade Agreement, which went into effect on January 1, 1994, required annual reductions in tariffs for chicken and chicken products in order to eliminate those tariffs by January 1, 2003. On November 21, 2002, the Mexican Secretariat of the Economy announced that it would initiate an investigation to determine whether a temporary safeguard action was warranted to protect the domestic poultry industry when import tariffs on poultry were eliminated in January 2003. In July 2003, the United States and Mexico entered into a safeguard agreement with regard to imports into Mexico of chicken leg quarters from the United States. Under this agreement, a tariff rate for chicken leg quarters of 98.8% of the sales price was established. This tariff rate was reduced on January 1, 2004 and is to be reduced in each of the following four years in equal increments so that the final tariff rate at January 1, 2008 will be zero. As those tariffs are reduced, increased competition from chicken imported into Mexico from the United States may have a material adverse effect on the Mexican chicken industry in general, and on our Mexican operations in particular.

Potential Acquisitions—We may pursue additional opportunities to acquire complementary businesses, which could increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business.

We intend to continue to pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

•	Diversion of management’s attention;

•	The need to integrate acquired operations;

•	Potential loss of key employees and customers of the acquired companies;

•	Lack of experience in operating in the geographical market of the acquired business; and

•	An increase in our expenses and working capital requirements.

Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions.

Assumption of Unknown Liabilities in Acquisitions—Assumption of unknown liabilities in acquisitions may harm our financial condition and operating results.

Acquisitions may be structured in such a manner that would result in the assumption of unknown liabilities not disclosed by the seller or uncovered during pre-acquisition due diligence. For example, our acquisition of the ConAgra chicken division was structured as a stock purchase. In that acquisition we assumed all of the liabilities of the ConAgra chicken division, including liabilities that may be unknown. We negotiated and obtained from ConAgra Foods certain representations and warranties concerning contingent liabilities and other obligations of the entities holding the ConAgra chicken division assets to reduce the risk that we will bear such subsidiaries’ liability for unknown liabilities. ConAgra Foods also agreed to indemnify us for breaches of representations and warranties concerning the pre-closing operations of the ConAgra chicken division and for certain liabilities of the entities holding the ConAgra chicken division assets. ConAgra Foods’ indemnification obligations are generally subject to a $30 million deductible, and there may be circumstances in which ConAgra Foods’ indemnification obligations do not provide us protection from contingent or other obligations of the entities holding the ConAgra chicken division assets, or other pre-closing liabilities of the ConAgra chicken division. These obligations and liabilities could harm our financial condition and operating results.

Leverage—Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt securities.

Our indebtedness could adversely affect our financial condition, which could have important consequences to you. For example, it could:

•	Increase our vulnerability to general adverse economic conditions;

•	Limit our ability to obtain necessary financing and to fund future working capital, capital expenditures and other general corporate requirements;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt;

•	Limit our ability to pursue acquisitions and sell assets; and

•	Limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default or require redemption of indebtedness. Either of these events could have a material adverse effect on us.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include the commodity prices of feed ingredients, chicken and turkey, and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Despite our significant indebtedness, we are not prohibited from incurring significant additional indebtedness in the future. If additional debt is added to our current debt levels, the related risks that we now face could intensify.

Foreign Operations Risks—Our foreign operations pose special risks to our business and operations.

We have significant operations and assets located in Mexico. Foreign operations are subject to a number of special risks, including among others:

•	Currency exchange rate fluctuations;

•	Trade barriers;

•	Exchange controls;

•	Expropriation; and

•	Changes in laws and policies, including those governing foreign-owned operations.

Currency exchange rate fluctuations have adversely affected us in the past. Exchange rate fluctuations or one or more other risks may have a material adverse effect on our business or operations in the future.

Our operations in Mexico are conducted through subsidiaries organized under the laws of Mexico. We may rely in part on intercompany loans and distributions from our subsidiaries to meet our obligations. Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims. Additionally, the ability of our Mexican subsidiaries to make payments and distributions to us will be subject to, among other things, Mexican law. In the past, these laws have not had a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions. However, laws such as these may have a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions in the future.

Control of Voting Stock—Control over Pilgrim’s Pride is maintained by members of the family of Lonnie “Bo” Pilgrim.

As described in more detail in the Company’s Annual Report on Form 10-K for the fiscal year ended October 2, 2004 incorporated herein by reference, through two limited partnerships and related trusts and voting agreements, Lonnie “Bo” Pilgrim, Patty R. Pilgrim, his wife, and Lonnie Ken Pilgrim, his son, control over 60% of the voting power of our outstanding common stock. Accordingly, they control the outcome of all actions requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of Pilgrim’s Pride or its assets. This ensures their ability to control the foreseeable future direction and management of Pilgrim’s Pride. In addition, an event of default under certain agreements related to our indebtedness will occur if Lonnie “Bo” Pilgrim and certain members of his family cease to own at least a majority of the voting power of the outstanding common stock.

Deferred Taxes—Potential accrual of deferred taxes may affect our net income and cash flow.

We have not provided any deferred income taxes on the undistributed earnings of our Mexico subsidiaries based upon the determination that such earnings will be indefinitely reinvested. As of October 2, 2004, the cumulative undistributed earnings of these subsidiaries were approximately $230.0 million. If these earnings were not considered indefinitely reinvested, deferred U.S. and foreign income taxes would have been provided, after consideration of estimated foreign tax credits. However, determination of the amount of deferred federal and foreign income taxes is not practical.

SPECIAL NOTE REGARDING FORWARD—LOOKING STATEMENTS

Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words “anticipate,” “believe,” “estimate,” “expect,” “project,” “imply,” “intend,” “foresee” and similar expressions, are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include those identified in the “Risk Factors” section of this prospectus supplement and the following:

•	Matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey;

•	Disease outbreaks affecting the production performance and/or marketability of our poultry products;

•	Contamination of our products, which can lead to product liability claims and product recalls;

•	Exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate;

•	Management of our cash resources, particularly in light of our leverage;

•	Restrictions imposed by, and as a result of, our leverage;

•	Currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations;

•	Changes in laws or regulations affecting our operations, as well as competitive factors and pricing pressures;

•	Risks associated with the acquisition of ConAgra Foods’ chicken division including possible unknown liabilities assumed in connection with the acquisition and loss of customers of the acquired business;

•	Inability to recognize the anticipated cost savings and anticipated benefits in connection with our turkey division restructuring; and

•	The impact of uncertainties of litigation as well as other risks described in our filings with the Securities and Exchange Commission.

Actual results could differ materially from those projected in these forward-looking statements as a result of these factors, among others, many of which are beyond our control.

In making these statements, we are not undertaking, and specifically decline to undertake, any obligation to address or update each or any factor in future filings or communications regarding our business or results, and we are not undertaking to address how any of these factors may have caused changes in information contained in previous filings or communications. Though we have attempted to list comprehensively these important cautionary risk factors, we wish to caution investors and others that other factors may in the future prove to be important in affecting our business or results of operations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock offered by this prospectus supplement and accompanying prospectus.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “PPC.” Prior to November 22, 2003, we had two classes of common stock, Class B common stock (symbol “CHX”) and Class A common stock (symbol “CHX A”), both of which were listed on the New York Stock Exchange.

The following table sets forth the high and low prices and dividends relating to the common stock and the Class B and Class A common stock for the fiscal quarters indicated:

	2005		2004		2003		Dividends
Fiscal Quarter	High	Low	High	Low	High	Low	2004	2003
Common Stock
First (through November 26, 2004)	$35.00	$25.76	$18.50	$13.44	—	—	$0.015	—
Second	—	—	23.10	16.17	—	—	0.015	—
Third	—	—	29.88	21.10	—	—	0.015	—
Fourth	—	—	32.09	23.02	—	—	0.015	—

Class B Common Stock
First	—	—	$14.39	$12.50	$9.60	$5.28	$—	$0.015
Second	—	—	—	—	8.79	7.09	—	0.015
Third	—	—	—	—	9.18	7.98	—	0.015
Fourth	—	—	—	—	13.80	9.52	—	0.015

Class A Common Stock
First	—	—	$14.55	$12.53	$7.15	$4.01	$—	$0.015
Second	—	—	—	—	6.24	4.94	—	0.015
Third	—	—	—	—	7.06	5.52	—	0.015
Fourth	—	—	—	—	13.65	7.18	—	0.015

With the exception of two quarters in 1993, our Board of Directors has declared cash dividends of $0.015 per share of common stock (on a split adjusted basis) every fiscal quarter since our initial public offering in 1986. Payment of future dividends will depend upon our financial condition, results of operations and other factors deemed relevant by our Board of Directors, as well as any limitations imposed by lenders under our credit facilities and public debt. Our revolving credit facility and revolving/term borrowing facility currently limit dividends to a maximum of $6.5 million per year.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information relating to our current directors and executive officers:

Name	Age	Positions
Lonnie “Bo” Pilgrim(1)	76	Chairman of the Board
Clifford E. Butler	62	Vice Chairman of the Board
O.B. Goolsby, Jr.	57	President, Chief Executive Officer and Director
Richard A. Cogdill	44	Executive Vice President, Chief Financial Officer, Secretary, Treasurer and Director
J. Clinton Rivers	45	Chief Operating Officer
Robert A. Wright	50	Executive Vice President of Sales and Marketing
Lonnie Ken Pilgrim(1)	46	Executive Vice President, Assistant to Chairman and Director
Charles L. Black	75	Director
Linda Chavez(2)	57	Director
S. Key Coker	47	Director
Keith W. Hughes(2)	58	Director
Blake D. Lovette(1)	62	Director
Vance C. Miller, Sr.(1)(2)	71	Director
James G. Vetter, Jr.(1)	70	Director
Donald L. Wass, Ph.D.	72	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

Lonnie “Bo” Pilgrim has served as Chairman of the Board since the organization of Pilgrim’s Pride in July 1968. He was previously Chief Executive Officer from July 1968 to June 1998. Prior to the incorporation of Pilgrim’s Pride, Mr. Pilgrim was a partner in its predecessor partnership business founded in 1946.

Clifford E. Butler serves as Vice Chairman of the Board. He joined us as Controller and Director in 1969, was named Senior Vice President of Finance in 1973, became Chief Financial Officer and Vice Chairman of the Board in July 1983, became Executive President on January 1997 and served in such capacity through July 1998.

O.B. Goolsby, Jr. has served as President and Chief Executive Officer of the Company since September 2004. He became a Director in January 2003. Mr. Goolsby served as President and Chief Operating Officer from November 2002 to October 2004. Prior to being named as President and Chief Operating Officer in November 2002, Mr. Goolsby served as Executive Vice President, Prepared Foods Complexes from June 1998 to November 2002. He was previously Senior Vice President, Prepared Foods Operations from August 1992 to June 1998 and Vice President, Prepared Foods Operations from September 1987 to August 1992 and was previously employed by the Company from November 1969 to January 1981.

Richard A. Cogdill has served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer since January 1997. He became a Director in September 1998. Previously he served as Senior Vice President, Corporate Controller, from August 1992 through December 1996 and as Vice President, Corporate Controller from October 1991 through August 1992. Prior to October 1991, he was a Senior Manager with Ernst & Young LLP. He is a Certified Public Accountant.

J. Clinton Rivers has served as Chief Operating Officer of the Company since October 2004. Prior to that, he served as Executive Vice President, Prepared Food Operations. Prior to assuming the position of

Executive Vice President of Prepared Food Operations in 2002, Mr. Rivers was the Senior Vice President, Prepared Foods Operations, beginning in 1999, and earlier was named Vice President of Prepared Foods Operations in 1992. In 1989, he became Plant Manager of the Company’s largest production facility in Mt. Pleasant, Texas, after leaving the Company for a brief period. He originally joined Pilgrim’s Pride in 1986 as Quality Assurance Manager.

Robert A. Wright serves as Executive Vice President of Sales and Marketing. Prior to being named Executive Vice President of Sales and Marketing in June 2004, Mr. Wright served as Executive Vice President, Turkey Division since October 2003 when he joined Pilgrim’s Pride. Prior to October 2003, Mr. Wright served as President of Butterball Turkey Company for five years.

Lonnie Ken Pilgrim has been employed by the Company since 1977 and has been Executive Vice President, Assistant to Chairman since November 2004. He served as Senior Vice President, Transportation from August 1997 to November 2004. Prior to that he served the Company as its Vice President, Director of Transportation. He has been a member of the Board of Directors since March 1985. He is a son of Lonnie “Bo” Pilgrim.

Charles L. Black was Senior Vice President, Branch President of NationsBank, Mt. Pleasant, Texas, from December 1981 to his retirement in February 1995. He previously was a Director of Pilgrim’s Pride from 1968 to August 1992 and has served as a Director since his re-election in February 1995.

Linda Chavez is President of the Center for Equal Opportunity, a non-profit public policy research organization in Sterling, Virginia. Previously, she served as Chairman, National Commission on Migrant Education from 1988 to 1992 and White House Director of Public Liaison in 1985. She was elected a Director in July 2004. She also serves on the board of directors of ABM industries, Inc., a facilities service contractor, as well as on the boards of several non-profit organizations.

S. Key Coker has served as Executive Vice President of Compass Bank, a $27 billion dollar bank with offices throughout the southern United States, since October 2000. Previously, he served as Senior Vice President from June 1995 through September 2000 and has been employed by Compass Bank since 1992. He is a career banker with 25 years of experience in banking. He was appointed a Director in September 2000.

Keith W. Hughes was elected a Director of the Company in September 2004. He was Chairman and CEO of Dallas-based Associates First Capital from 1994 to 2000 when it merged with Citigroup, and served as Associates First Capital’s President and Chief Operating Officer from 1991 to 1994. Prior to joining Associates, he held various roles in the financial services industry working for Continental Illinois Bank in Chicago, Northwestern Bank in Minneapolis and Crocker Bank in San Francisco. Mr. Hughes also serves as a director of Carreker Corporation, a financial software and consulting organization; Texas Industries, Inc., a producer of steel, concrete and aggregate construction material; and Certegy Inc., a credit card and check authorization business. He is a former Vice Chairman and member of the Board of Directors of Citigroup. In Dallas, he serves on the board of the Children’s Medical Center, and is a member of the Board of the University of Texas Southwestern Medical School Foundation.

Blake D. Lovette was appointed a director of the Company in November 2003. He has served as a consultant to companies serving the food industry and private investor since July 2002. From 1998 to June 2002, he was President of ConAgra Poultry Company. Mr. Lovette has served as a poultry company executive for many years. He was President and Chief Operating Officer of Valmac Industries from 1979 to 1985. From 1985 to 1988, Mr. Lovette led the Shenandoah Products Corporation operations of Perdue Farms. He was President and Chief Operating Officer of poultry operations of Holly Farms Corporation from 1988 to 1990, and was with the Lovette Company from 1990 to 1998.

Vance C. Miller, Sr. was elected a Director in September 1986. Mr. Miller has been Chairman of Vance C. Miller Interests, a real estate development company formed in 1977 and has served as the Chairman of the Board and Chief Executive Officer of Henry S. Miller Cos., a Dallas, Texas real estate services firm since 1991. Mr. Miller was appointed by the President of the United States to serve as Director of Fannie Mae from 1986 to 1989.

James G. Vetter, Jr. has practiced law in Dallas, Texas since 1966. He is a partner of the Dallas law firm of Godwin Gruber, LLP (formerly Godwin & Carlton, P.C.), and has served as general counsel and a Director since 1981. Mr. Vetter is a Board Certified-Tax Law Specialist and serves as a lecturer and author in tax matters.

Donald L. Wass, Ph.D. was elected a Director in May 1987. He has been President of the William Oncken Company of Texas, a time management consulting company, since 1970.

IMPORTANT U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock applicable to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock that holds our common stock as a capital asset and who is generally an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any subdivision thereof;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; and

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common stock by a prospective investor in light of his, her or its personal circumstances. This summary considers only Non-U.S. Holders that are the beneficial owners of our common stock that will own our common stock as a capital asset.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, applicable Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s particular circumstances (including potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to certain holders that are subject to special treatment (such as holders who are broker-dealers, insurance companies, tax-exempt organizations, banks, financial institutions, or “financial services entities”); holders of our common stock held as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” with other investments; holders who received our common stock as compensation; holders who have elected mark-to-market accounting; and certain expatriates or former long-term residents of the United States. Additionally, the discussion does not consider the tax treatment of holders who are partnerships or pass-through entities for U.S. federal income tax purposes, or persons who hold our common stock through a partnership or other pass-through entity. In addition, this discussion does not consider any aspect of state, local or non-U.S. tax laws.

Each prospective Non-U.S. Holder is advised to consult such person’s own tax advisor with respect to the federal, state, local or non-U.S. tax consequences of purchasing, holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business; or

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

Dividends

Dividends, if any, paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. However, dividends that are U.S. trade or business income are not subject to the withholding tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of an applicable tax treaty, a Non-U.S. Holder must provide us or our agent with a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS From W-8BEN (in the case of a treaty), or any successor form as the Internal Revenue Service designates, as applicable, prior to the payment of the dividends. These IRS forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of an applicable tax treaty may be required, in certain circumstances, (a) to obtain and to provide a U.S. taxpayer identification number or (b) to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable Treasury regulations for payments through qualified intermediaries.

Sale or Exchange of Our Common Stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain is U.S. trade or business income;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds our common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the Non-U.S. Holder’s holding period for our common stock.

The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period amount to 5% or less of our common stock, provided that the common stock is regularly traded on an established securities market. Our common stock currently is traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not become a USRPHC. Non-U.S. Holders are urged to consult their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each Non-U.S. Holder any dividend that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Treasury regulations provide that the backup withholding tax (currently at a rate of 28%) and certain information reporting will not apply to dividends paid on our common stock provided that the Non-U.S. Holder, prior to payment, provides a properly executed IRS Form W-8BEN certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder, prior to payment, certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker, prior to payment, has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

The preceding discussion of the material U.S. federal income and estate tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult his, her or its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable law.

SELLING STOCKHOLDER

As of November 19, 2004, ConAgra Foods, Inc., the selling stockholder, beneficially owned 25,443,054 shares of our common stock, or 38.2% of the outstanding shares of our common stock. Upon completion of this offering of 10,000,000 shares of common stock, the selling stockholder will beneficially own 15,443,054 shares of our common stock, or 23.2%, assuming no exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of common stock from the selling stockholder to cover over-allotments of shares. In connection with this offering, we have waived the restrictions on transfer of a portion of the shares being sold in this offering contained in the registration statement that would otherwise have become saleable one year following the date of this offering. The remaining shares of common stock held by ConAgra Foods after this offering will remain subject to the restrictions contained in the registration rights agreement described in the accompanying prospectus under “Selling Stockholder—Registration Rights.” Accordingly, without our consent, except pursuant to a third-party tender offer, ConAgra Foods will not be entitled to sell any further shares of our common stock until one year following the date of this offering at which time it will entitled to sell 6,962,036 shares assuming no exercise of the underwriters’ over-allotment option and 5,462,036 shares assuming the full exercise of this option. Further, 8,481,018 shares remain saleable two years following the date of this offering.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Lehman Brothers Inc., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Deutsche Bank Securities Inc. and Harris Nesbitt are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement, dated                     , 2004, among us, the selling stockholder and the underwriters, the selling stockholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Harris Nesbitt

Total	10,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the underwriting commitment of a non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

The selling stockholder has granted to the underwriters a 30-day option to purchase an additional 1,500,000 shares of common stock at the public offering price indicated on the cover of this prospectus supplement less underwriting discounts and commissions. The option may be exercised solely to cover over-allotments.

The underwriting agreement entitles the underwriters to terminate the underwriting agreement and the offering in certain circumstances prior to the payment and closing date.

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price at a concession not in excess of $              per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $              per share to other dealers.

The following table shows the total public offering price, underwriting commission and proceeds before expenses to the selling stockholder.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting commission	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

In addition, we estimate that our expenses in connection with this offering will be approximately $0.3 million.

If all the shares are not sold at the initial price to the public, the underwriters may change the initial price to the public and the other selling terms.

The underwriters expect to deliver the shares to purchasers in New York, New York against payment therefor in U.S. dollars on or about                     , 2004.

We, the selling stockholder, Lonnie “Bo” Pilgrim, Patricia R. Pilgrim, Lonnie K. Pilgrim and certain affiliated entities of the Pilgrim family have agreed that, during a period of 90 days from the date of this prospectus supplement, neither we nor the selling stockholder will, without the prior written consent of the representatives:

•	directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in this paragraph do not apply to:

•	the sale of shares of common stock to the underwriters pursuant to this offering;

•	the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion of securities outstanding on the date of this prospectus supplement; and

•	the issuance by us of common stock or options to purchase common stock under our existing employee (or non-employee director) benefit plans.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Until the distribution of the shares is completed, rules of the SEC may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position on behalf of the underwriters by purchasing shares in the open market. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of these purchases.

Neither we, the selling stockholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholder nor any of the underwriters makes any representation that the representatives will engage in these transactions on behalf of the underwriters or that these transactions, once commenced, will not be discontinued without notice.

From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking and commercial banking services to us and the selling stockholder for fees and commissions that we and the selling stockholder, as applicable, believe are customary.

We and the selling stockholder have agreed with the underwriters to indemnify each other against some liabilities relating to this offering, including liabilities under the Securities Act of 1933.

Our common stock is listed on The New York Stock Exchange under the symbol “PPC.”

UK

The offering is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the UK Financial Services and Markets Act 2000 (“FSMA”), and each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which section 21(1) of FSMA does not apply to us. Each of the Underwriters agrees and acknowledges that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Netherlands

The common stock may not be offered, transferred, sold or delivered to any individual or legal entity other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities) in the Netherlands.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Baker & McKenzie LLP, Dallas, Texas. Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York, advised the underwriters in connection with the offering of common stock.

EXPERTS

The consolidated financial statements of Pilgrim’s Pride Corporation appearing in Pilgrim’s Pride Corporation’s Annual Report (Form 10-K) for the year ended October 2, 2004 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS

This document is a prospectus supplement that supplements the attached prospectus, which forms a part of a registration statement that we have filed with the SEC. This prospectus supplement relates to the offering of our common shares as described herein.

This prospectus supplement and the information incorporated by reference into it may add, update or change information in the attached prospectus. If the information in this prospectus supplement or the information incorporated by reference into it is inconsistent with the attached prospectus, this prospectus supplement or the information incorporated by reference into it will apply and will supercede the information in the accompanying prospectus.

You should rely on the information contained in or incorporated by reference in this prospectus supplement and the attached prospectus. Neither we nor the underwriters have authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

To understand the offering of shares of our common stock under this prospectus supplement and attached prospectus, you should carefully read this prospectus supplement and attached prospectus. You should also read the documents referred to in “Where You Can Find More Information” below for more information about us and our financial statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s Web site at http:\\www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended October 2, 2004; and

•	the description of our common stock contained in our Registration Statement on Form 8-A/A-3 filed with the SEC on November 21, 2003.

We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete our sale of the securities to the public.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its Web site.

You may obtain a copy of these filings, at no cost, by writing or calling us at the following address:

Pilgrim’s Pride Corporation

110 South Texas Street

Pittsburg, Texas 75686-0093

Telephone (903) 855-1000

Attention: Corporate Secretary

PROSPECTUS Pilgrim’s Pride Corporation $500,000,000 Debt Securities, Preferred Stock and Common Stock 25,443,054 Shares of Common Stock

We may offer and sell securities from time to time in one or more series or classes and in amounts, at prices and on terms that we will determine at the time of the offering, with a total initial offering price of up to $500,000,000. In addition, the selling stockholder may offer and sell 25,443,054 shares of common stock. We will not receive any proceeds from the sale by the selling stockholder of the shares of common stock.

We will provide the specific terms of the securities, other than the shares of common stock, which are described in this prospectus beginning on page 18, in the supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you decide to invest. This prospectus may not be used to sell securities other than shares of common stock unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities. We or the selling stockholder may sell the securities directly or distribute them through underwriters or dealers. See “Plan of Distribution.” In addition, the underwriters may overallot a portion of the securities.

Our common stock trades on the New York Stock Exchange under the symbol “PPC.” On July 13, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $31.62.

Investing in our securities involves risk. See “ Risk Factors” beginning on page 1 for a discussion of factors you should consider carefully before deciding to invest in the securities offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 23, 2004.

i

RISK FACTORS

Before you invest in our securities, you should consider carefully the following factors, in addition to the other information contained in this prospectus and in any applicable prospectus supplement.

Risks Relating to Our Business

Cyclicality and Commodity Prices—Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients, chicken and turkey.

Profitability in the chicken and turkey industries is materially affected by the commodity prices of feed ingredients, chicken and turkey, which are determined by supply and demand factors. As a result, the chicken and turkey industries are subject to cyclical earnings fluctuations.

The production of feed ingredients is positively or negatively affected primarily by weather patterns throughout the world, the global level of supply inventories and demand for feed ingredients, and the agricultural policies of the United States and foreign governments. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow chickens and turkeys or deliver products.

High feed ingredient prices have had a material adverse effect on our operating results in the past. We periodically seek, to the extent available, to enter into advance purchase commitments or financial hedging contracts for the purchase of feed ingredients in an effort to manage our feed ingredient costs. The use of such instruments may not be successful.

Contamination of Products—If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling at the further processing, foodservice or consumer level. These risks may be controlled, but may not be eliminated, by adherence to good manufacturing practices and finished product testing. We have little, if any, control over proper handling once the product has been shipped. Illness and death may result if the pathogens are not eliminated at the further processing, foodservice or consumer level. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation and prospects.

In October 2002, one product sample produced in our Franconia, Pennsylvania facility that had not been shipped to customers tested positive for Listeria. We later received information from the USDA suggesting environmental samples taken at the facility had tested positive for both the strain of Listeria identified in the product and a strain having characteristics similar to those of the strain identified in a Northeastern Listeria outbreak. As a result, we voluntarily recalled all cooked deli products produced at the plant from May 1, 2002 through October 11, 2002. No illnesses associated with the Listeria strain in a Northeastern outbreak have been linked to any of our products and none of our products have tested positive for the outbreak strain. We carried insurance designed to cover the direct recall related expenses and certain aspects of the related business interruption caused by the recall, and subject to our insurer’s reservation of rights, we have received $16 million of advance payments from our insurer with respect to the product recall claim as of July 13, 2004. As of April 3, 2004, we had recorded $10.2 million as a receivable, net of the deductible amount of $0.5 million and the $16 million advance payments from our insurer, for recall related expenses, which we believe to be due from our insurer. We estimate that the sales in our turkey division were negatively affected by approximately $82 million, $54 million and $44 million during fiscal 2003 and for the first six months of fiscal 2003 and the first six months of fiscal 2004, respectively. For those same periods we estimate operating margins were negatively affected by approximately $65 to $70 million, $10 to $20 million and $15 to $20 million, respectively. As a result of these losses, our claim for business interruption and certain product re-establishment costs amounts to approximately $74 million for the period from the date of the recall through October 11, 2003, the 1-year anniversary of the recall and the insurance policy time limitation period for business interruption loss recovery. Aggregating the direct recall expense claim with the anticipated business interruption and product re-establishment costs, our total claim is expected to be approximately $100 million, although our policy limit is $50 million, $16.0 million of which had been received as of April 3, 2004 and $10.2 million of which continues to be recorded as a receivable from our insurer.

On February 24, 2004, we filed suit against our insurer, Ace American Insurance Company (“Ace”), in the District Court of the State of Texas for Dallas County seeking judgment for the remaining $34.0 million owing under the policy, consequential and punitive damages, costs and interest. On March 19, 2004, Ace filed a general denial answer to our suit filed against them. We continue to believe, however, that we will recover the remaining amounts owed to us by our insurer under the policy. However, no assurances can be given that we will ultimately recover to the full extent of the policy. Regardless of the outcome of this litigation, the continuing effects of the recall on our business will not be covered by insurance.

Livestock and Poultry Disease—Outbreaks of livestock diseases in general, and poultry disease in particular, can significantly restrict our ability to conduct our operations.

We take all reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. However, events beyond our control, such as the outbreak of disease, could significantly restrict our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh chicken, turkey or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects.

An outbreak of low-pathogenic avian influenza, a disease contagious to turkey, chicken and other birds, had a material adverse effect on our fiscal 2002 and the first six months of fiscal 2003 operating results. Additionally, there have recently been outbreaks of avian influenza identified in the Northeastern United States and Texas. Although in June 2004 avian influenza had been identified in only two of our flocks, a number of countries have banned imports of live poultry and/or poultry products from Delaware, Pennsylvania, Texas and in some cases, the entire United States. There can be no assurance that any future poultry disease outbreaks will not have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations.

Product Liability—Product liability claims or product recalls can adversely affect our business reputation and expose us to increased scrutiny by federal and state regulators.

The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our production or processing operations, we may encounter the same risks if any third party tampers with our products. We cannot assure you that we will not be required to perform product recalls, or that product liability claims will not be asserted against us, in the future. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations.

We recalled all cooked deli products produced at one of our facilities from May 1, 2002 through October 11, 2002. In connection with this recall, we were named as a defendant in six lawsuits brought by individuals alleging injuries resulting from contracting listeria monocytogenes. There can be no assurance that any litigation or reputational injury associated with this or any future product recalls will not have a material adverse effect on our ability to market our products successfully and on our business, reputation, prospects, financial condition and results of operations.

Insurance—We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently maintain insurance with respect to certain of these risks, including product liability insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive, difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to any such events, or at all. Moreover, even though our insurance coverage may be designed to protect us from losses attributable to certain events, it may not adequately protect us from liability and expenses we incur in connection with such events. For example, we expect losses attributable to our October 2002 recall of cooked deli-products produced at one of our facilities to significantly exceed available insurance coverage, and we have recently filed a lawsuit against our insurer seeking recovery of the remaining amounts owing under the policy, as described above. Additionally, in the past one of our insurers encountered financial difficulties and was unable to fulfill its obligations under one of our insurance policies and one of our insurers contested coverage with respect to a claim forcing us to litigate the issue of coverage.

Substantial Leverage—Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the debt securities.

We presently have, and expect to continue to have, a substantial amount of indebtedness. Our substantial indebtedness could adversely affect our financial condition, which could have important consequences to you. For example, it could:

•	Make it more difficult for us to satisfy our obligations under our indebtedness, including our debt securities;

•	Increase our vulnerability to general adverse economic conditions;

•	Limit our ability to obtain necessary financing and to fund future working capital, capital expenditures and other general corporate requirements;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt;

•	Limit our ability to pursue acquisitions and sell assets;

•	Make us vulnerable to increases in interest rates because a substantial portion of our borrowings are at variable interest rates; and

•	Limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default or require redemption of indebtedness. Either of these events could have a material adverse effect on us.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include the commodity prices of feed ingredients, chicken and turkey, and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Additional Borrowings Available—Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

Despite our substantial indebtedness, we are not prohibited from incurring significant additional indebtedness in the future. If additional debt is added to our current debt levels, the related risks that we now face could intensify.

Significant Competition—Competition in the chicken and turkey industries with other vertically integrated poultry companies, especially companies with greater resources, may make us unable to compete successfully in these industries, which could adversely affect our business.

The chicken and turkey industries are highly competitive. Some of our competitors have greater financial and marketing resources than us. In both the United States and Mexico, we primarily compete with other vertically integrated poultry companies.

In general, the competitive factors in the U.S. poultry industry include:

•	Price;

•	Product quality;

•	Brand identification;

•	Breadth of product line; and

•	Customer service.

Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that competition is based on product quality, brand awareness and customer service. Further, there is some competition with non-vertically integrated further processors in the U.S. prepared food business.

In Mexico, where product differentiation has traditionally been limited, product quality and price have been the most critical competitive factors. Additionally, the North American Free Trade Agreement, which went into effect on January 1, 1994, required annual reductions in tariffs for chicken and chicken products in order to eliminate those tariffs by January 1, 2003. On November 21, 2002, the Mexican Secretariat of the Economy announced that it would initiate an investigation to determine whether a temporary safeguard action was warranted to protect the domestic poultry industry when import tariffs on poultry were eliminated in January 2003. In July 2003, the United States and Mexico entered into a safeguard agreement with regard to imports into Mexico of chicken leg quarters from the United States. Under this agreement, a tariff rate for chicken leg quarters of 98.8% of the sales price was established. This tariff rate was reduced on January 1, 2004 and is to be reduced in each of the following four years in five equal increments so that the final tariff rate at January 1, 2008 will be zero. As those tariffs are reduced, increased competition from chicken imported into Mexico from the United States may have a material adverse effect on the Mexican chicken industry in general, and on our Mexican operations in particular.

Assumption of Unknown Liabilities—Liabilities of the ConAgra chicken division may harm our financial condition and operating results.

We assumed all of the liabilities of the ConAgra chicken division, including liabilities that may be unknown. We negotiated and obtained from ConAgra Foods certain representations and warranties concerning contingent liabilities and other obligations of the entities holding the ConAgra chicken division assets to reduce the risk that we will bear such subsidiaries’ liability for unknown liabilities. ConAgra Foods also agreed to indemnify us for breaches of representations and warranties concerning the pre-closing operations of the ConAgra chicken division and for certain liabilities of the entities holding the ConAgra chicken division assets. Certain of ConAgra Foods’ indemnification obligations are subject to a cap in the aggregate amount of $200 million. Nevertheless, ConAgra Foods’ indemnification obligations are generally subject to a $30 million deductible, and there may be circumstances in which ConAgra Foods’ indemnification obligations do not provide us protection from contingent or other obligations of the entities holding the ConAgra chicken division assets, or other pre-closing liabilities of the ConAgra chicken division.

Potential Acquisitions—We may pursue additional opportunities to acquire complementary businesses, which could increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business.

We intend to continue to pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

•	Diversion of management’s attention;

•	The need to integrate acquired operations;

•	Potential loss of key employees and customers of the acquired companies;

•	Lack of experience in operating in the geographical market of the acquired business; and

•	An increase in our expenses and working capital requirements.

Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions.

Foreign Operations Risks—Our foreign operations pose special risks to our business and operations.

We have substantial operations and assets located in Mexico. Foreign operations are subject to a number of special risks, including among others:

•	Currency exchange rate fluctuations;

•	Trade barriers;

•	Exchange controls;

•	Expropriation; and

•	Changes in laws and policies, including those governing foreign-owned operations.

Currency exchange rate fluctuations have adversely affected us in the past. Exchange rate fluctuations or one or more other risks may have a material adverse effect on our business or operations in the future.

Our operations in Mexico are conducted through subsidiaries organized under the laws of Mexico. We may rely in part on intercompany loans and distributions from our subsidiaries to meet our obligations. Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims. Additionally, the ability of our Mexican subsidiaries to make payments and distributions to us will be subject to, among other things, Mexican law. In the past, these laws have not had a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions. However, laws such as these may have a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions in the future.

Government Regulation—Regulation, present and future, is a constant factor affecting our business.

The chicken and turkey industries are subject to federal, state and local governmental regulation, including in the health and environmental areas. We anticipate increased regulation by various agencies concerning food safety, the use of medication in feed formulations and the disposal of poultry by-products and wastewater discharges. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future.

Control of Voting Stock—Voting control over Pilgrim’s Pride is maintained by Lonnie “Bo” Pilgrim and Lonnie Ken Pilgrim.

Through a number of family trusts and limited partnerships, Lonnie “Bo” Pilgrim and his son Lonnie Ken Pilgrim presently have voting control of 61.115% of the voting power of our outstanding common stock. They are therefore in a position to control the outcome of all actions requiring stockholder approval, including the election of directors. This ensures their ability to control the future direction and management of Pilgrim’s Pride. If Lonnie “Bo” Pilgrim and certain members of his family cease to own at least a majority of the voting power of the outstanding common stock, it will constitute an event of default under certain agreements relating to our indebtedness.

Risks Associated with Tax Status—Potential payment of deferred taxes may affect our cash flow.

Before July 2, 1988, we used the cash method of accounting for income tax purposes. Pursuant to changes in the laws enacted by the Revenue Act of 1987, we were required to change our method of accounting for federal income tax purposes from the cash method to the accrual method. As a consequence of this change in our accounting method, we were permitted to create a “suspense account” in the amount of approximately $89.7 million. This account represents deferred income arising from our prior use of the cash method of accounting.

Beginning in fiscal 1998, we are generally required to include 1/20th of the amount in the suspense account, or approximately $4.5 million, in taxable income each year for the next 20 years. As of September 27, 2003, approximately $59.5 million remained to be included in our taxable income in future years. However, the full amount must be included in taxable income in any year that Pilgrim’s Pride ceases to be a “family corporation.” We will cease to be a “family corporation” if Lonnie “Bo” Pilgrim’s family ceases to own at least 50% of the total combined voting power of all classes of stock entitled to vote. If that occurs, we would be required to recognize the balance of the suspense account in taxable income.

Currently there exists no plan or intention on the part of Lonnie “Bo” Pilgrim’s family to transfer enough Pilgrim’s Pride stock so that we cease to qualify as a family corporation. However, this may happen, and the suspense account might be required to be included in our taxable income.

Deferred Taxes—Potential accrual of deferred taxes may affect our net income and cash flow.

We have not provided any deferred income taxes on the undistributed earnings of our Mexico subsidiaries based upon the determination that such earnings will be indefinitely reinvested. As of September 27,

2003, the cumulative undistributed earnings of these subsidiaries were approximately $195.5 million. If these earnings were not considered indefinitely reinvested, deferred U.S. and foreign income taxes would have been provided, after consideration of estimated foreign tax credits. However, determination of the amount of deferred federal and foreign income taxes is not practical.

SPECIAL NOTE REGARDING FORWARD—LOOKING STATEMENTS

Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words “may,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “project,” “imply,” “intend,” “foresee” and similar expressions, are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include those identified in the “Risk Factors” section of this prospectus and the following:

•	matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey;

•	disease outbreaks affecting the production performance and/or marketability of our poultry products;

•	contamination of our products, which can lead to product liability claims and product recalls;

•	exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate;

•	management of our cash resources, particularly in light of our substantial leverage;

•	restrictions imposed by, and as a result of, our substantial leverage;

•	currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations;

•	changes in laws or regulations affecting our operations, as well as competitive factors and pricing pressures;

•	inability to consummate, or effectively integrate, any acquisition, including our recently completed acquisition of ConAgra Foods Inc.’s chicken division, or realize the associated anticipated cost savings and operating synergies; and

•	the impact of uncertainties of litigation as well as other risks described in our filings with the SEC.

Actual results could differ materially from those projected in these forward-looking statements as a result of these factors, many of which are beyond our control.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total amount of $500,000,000 or the equivalent denominated in foreign currencies.

In addition, under this shelf process, the selling stockholder may, from time to time, sell shares of common stock in one or more offerings. Each time the selling stockholder sells shares, the selling stockholder is required to provide you with this prospectus, and, in some cases, a prospectus supplement.

This prospectus provides you with a general description of the securities offered by us as well as the shares of common stock the selling stockholder may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. In some cases, the selling stockholder will also be required to provide a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. The prospectus supplement may also add to, update or change information contained in the prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superceded by the information in the prospectus supplement.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the securities offered, specific information about the selling stockholder, the initial public offering price, the price paid for the securities, net proceeds and the other specific terms related to the offering of these securities.

You should only rely on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s Web site at http:\\www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended September 27, 2003;

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended January 3, 2004 and for the fiscal quarter ended April 3, 2004;

•	our Current Reports on Form 8-K dated November 21, 2003, December 8, 2003, January 27, 2004 and April 26, 2004 and on Form 8-K/A filed on January 13, 2004; and

•	the description of our common stock contained in our Registration Statement on Form 8-A/A-3 filed with the SEC on November 21, 2003.

We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete our sale of the securities to the public.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its Web site.

You may obtain a copy of these filings, at no cost, by writing or calling us at the following address:

Pilgrim’s Pride Corporation

110 South Texas Street

Pittsburg, Texas 75686-0093

Telephone (903) 855-1000

Attention: Corporate Secretary

THE COMPANY

We are the second-largest poultry producer in the United States, the largest chicken company in Puerto Rico and the second-largest chicken company in Mexico. We employ more than 40,000 persons and have major operations in Texas, Alabama, Arkansas, Georgia, Kentucky, Louisiana, North Carolina, Pennsylvania, Tennessee, Virginia, West Virginia, Mexico and Puerto Rico, with other facilities in Arizona, California, Iowa, Mississippi, Utah and Wisconsin.

Our products are sold to foodservice, retail and frozen entree customers, and our primary distribution is through retailers, foodservice distributors and restaurants throughout the United States and Puerto Rico and in the Northern and Central regions of Mexico. Through vertical integration, we control the breeding, hatching and growing of chickens and turkeys and the processing, preparation, packaging and sale of our product lines, which we believe has made us one of the highest quality, lowest-cost producers of poultry in North America. We have consistently applied a long-term business strategy of focusing our growth efforts on the higher-value, higher-margin prepared foods products and have become a recognized industry leader in this market segment. Our sales efforts have traditionally been targeted to the foodservice industry, principally chain restaurants and food processors. We have continually made investments to ensure that our prepared foods capabilities remain state-of-the-art and have complemented these investments with a substantial and successful research and development effort.

Pilgrim’s Pride Corporation, which was incorporated in Texas in 1968 and reincorporated in Delaware in 1986, is the successor to a partnership founded in 1946 as a retail feed store. Our principal office is located at 110 South Texas Street, Pittsburg, Texas 75686-0093 and our telephone number is (903) 855-1000.

USE OF PROCEEDS

Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities to fund the expansion of our business, including for:

•	capital expenditures;

•	additional working capital;

•	repayment or reduction of long term and short term debt;

•	financing acquisitions; and

•	general corporate purposes.

We may invest funds that we do not immediately require in short-term marketable securities or apply them to the reduction of short-term indebtedness. The precise amount and timing of the application of those proceeds will depend upon a variety of factors, including our funding requirements and the availability and cost of other funds. The applicable prospectus supplement will disclose any proposal to use proceeds from any offering of securities.

We will not receive any of the proceeds from sales of our common stock by the selling stockholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for each of the periods indicated:

	Six Months Ended April 3, 2004	Fiscal Year Ended
		September 27, 2003	September 28, 2002	September 28, 2001	September 29, 2000	October 2, 1999
Ratio of earnings to fixed charges(1)	2.87	2.21	(2)	2.13	3.04	4.33

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of capitalized financing costs and that portion of rental expense that we believe to be representative of interest.
(2)	Earnings were insufficient to cover fixed charges by $4,104,000.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities we may offer pursuant to this prospectus will be general unsecured obligations of Pilgrim’s Pride Corporation and will be either senior or subordinated debt. In this description, references to “Pilgrim’s Pride,” “we,” “us” or “our” refer only to Pilgrim’s Pride Corporation and not to any of our subsidiaries. Our unsecured senior debt securities will be issued under an Indenture, dated as of August 9, 2001, between us and JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, or another indenture to be entered into by us and JP Morgan Chase Bank or another trustee. We also may appoint JP Morgan Chase Bank or another trustee as trustee for one or more series of senior debt securities that we may issue under the August 9, 2001, senior debt indenture. The unsecured subordinated debt securities will be issued under a separate indenture to be entered into by us and The Bank of New York or another trustee.

Copies of the August 9, 2001, senior debt indenture and its first supplemental indenture have been previously filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and are incorporated by reference into this prospectus. Another form of senior debt indenture is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus. A form of the subordinated debt indenture is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus. You should refer to the applicable indenture for more specific information. In addition, you should consult the applicable prospectus supplement for particular terms of our debt securities.

The senior debt securities will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness. Our senior debt securities will effectively be subordinated to our secured indebtedness, including amounts we have borrowed under any secured revolving or term credit facility, and the liabilities of our subsidiaries. The subordinated debt securities will be subordinate and junior in right of payment, as more fully described in an indenture and in any applicable supplement to the indenture, to all of our senior indebtedness. See “—Subordination of Subordinated Debt Securities.”

The descriptions under this heading relating to the debt securities and the indentures are summaries of their anticipated provisions. The summaries do not restate those provisions in their entirety and are qualified in their entirety by reference to the actual indenture and debt securities. Forms of the indentures under which we may issue our debt securities have been filed as an exhibit to the registration statement of which this prospectus is a part. You should read the indentures for provisions that may be important to you because it, and not this summary, will define your rights as a holder of debt securities.

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. Those terms may differ from the terms summarized below. We will also indicate in the applicable prospectus supplement the extent to which the general terms and provisions described in this prospectus apply to a particular series of debt securities.

The indentures do not limit the amount of debt securities that we may issue under it. We may issue the debt securities in one or more series, each in an aggregate principal amount authorized by us before the issuance of that series.

Terms

We will include in a supplement to this prospectus the specific terms of each series of the debt securities being offered. These terms will include some or all of the following:

•	the title of the debt securities and whether the debt securities will be senior or subordinated debt;

•	the total principal amount of the debt securities authorized and the amount outstanding, if any;

•	the maturity date or dates of the debt securities;

•	the interest rate or rates, if any (which may be fixed or variable), and, if applicable, the method used to calculate the interest rate;

•	the date or dates from which interest will accrue and on which interest will be payable and the dates used to determine the persons to whom interest will be paid;

•	the place or places where the principal of, and any premium or interest on, the debt securities will be paid;

•	the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or analogous provision;

•	whether the debt securities will be convertible or exchangeable into shares of common stock or preferred stock and the terms and conditions governing such conversion or exchange, including the conversion price or exchange rate, as applicable;

•	whether the debt securities will be issued in the form of one or more global securities and whether such global securities will be issuable in temporary global form or permanent global form;

•	if other than United States dollars and denominations of $1,000 or any multiple of $1,000, the currency or currencies or currency unit or currency units and denominations in which the debt securities will be issued;

•	whether, and the terms and conditions on which, we or a holder of debt securities may elect that, or the other circumstances under which, the payment of principal of, or premium or interest, if any, on, the debt securities is to be made in a currency or currencies (including composite currencies) other than that in which the debt securities are denominated;

•	if the amount of payments of principal of (and premium, if any) and any interest on the debt securities may be determined with reference to any commodities, currencies or indices, or values, rates or prices, and the manner in which those amounts will be determined;

•	if other than the principal amount, the portion of the principal amount of the debt securities that we will pay upon acceleration of the maturity date;

•	the applicability of the legal defeasance and covenant defeasance provisions in the applicable indenture;

•	whether the debt securities will be issued as registered securities or bearer securities and, if the debt securities are bearer securities, whether coupons will be attached, whether and to whom any additional interest payments shall be made, and the circumstances, if any, under which the bearer debt securities may be exchanged for registered debt securities;

•	if any debt securities do not bear interest, the dates for any required reports to the trustee;

•	the terms of any repurchase or remarketing rights of third parties;

•	in addition to those provided in an indenture, any additional means of satisfaction and discharge of an indenture with respect to the debt securities or any additional conditions on discharges;

•	any deletions or modifications of or additions to our events of default or covenants with respect to the debt securities; and

•	any other terms of the series being offered, so long as they are not inconsistent with any provision of the indenture.

We may offer to sell at a substantial discount below their stated principal amount debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the market rate. We will describe any special United States federal income tax considerations applicable to any of those discounted debt securities in the applicable prospectus supplement.

If we denominate the purchase price of a series of debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of, any premium or interest on, or any additional amounts with respect to any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will describe in the applicable prospectus supplement any special United States federal income tax considerations, restrictions, elections, specific terms and other information with respect to that series, and that foreign currency or currency unit.

Except to the extent otherwise set forth in the applicable prospectus supplement or in one or more supplemental indentures, the indentures will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving us. You should refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to our events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We conduct a substantial portion of our operations through our subsidiaries. The holders of our debt securities may not receive assets of our subsidiaries in a liquidation or recapitalization of those subsidiaries until the claims of our subsidiaries’ creditors are paid, except to the extent that we may have recognized claims against such subsidiaries. Our subsidiaries’ creditors would include trade creditors, debt holders, secured creditors and taxing authorities.

We will comply with Section 14(e) under the Exchange Act and any other tender offer rules under the Exchange Act.

Subordination of Subordinated Debt Securities

The subordinated debt securities will be subordinate and junior in right of payment to all senior indebtedness to the extent provided in the indenture and the applicable supplemental indenture. Except to the extent otherwise set forth in the applicable prospectus supplement, the indenture does not restrict the amount of senior indebtedness which we may incur. We will set forth (or incorporate by reference) the approximate amount of senior indebtedness outstanding as of a recent date in any prospectus supplement under which we offer to sell subordinated debt securities.

The applicable supplemental indenture and prospectus supplement will set forth the terms of the subordination of a series of subordinated debt securities and will define senior indebtedness.

The subordinated debt securities will not be subordinated to any indebtedness that is not senior indebtedness, and our creditors who do not hold senior indebtedness will not benefit from the subordination provisions described in this prospectus. In the event of our bankruptcy or insolvency before or after maturity of the subordinated debt securities, those other creditors would rank equally with holders of the subordinated debt securities, subject, however, to the broad equity powers of the Federal bankruptcy court which allow the court to, among other things, reclassify the claims of any series of subordinated debt securities into a class of claims having a different relative priority with respect to the claims of those other creditors or any other claims against us.

Events of Default

Unless otherwise provided with respect to any series of debt securities, any one of the following events will constitute an “event of default” under an indenture with respect to that series:

•	we fail to pay the principal or any premium on any debt security of that series when due;

•	we fail to pay the interest or any additional amount on any debt security of that series when due and such failure continues for 30 days;

•	we fail to deposit any mandatory sinking fund payment in respect of any debt securities of that series when due, and such failure continues for 30 days;

•	we fail to comply with any of our other agreements contained in the indenture (other than a covenant included in the indenture for the benefit of a series of debt securities other than that series) and such failure continues for 90 days after written notice is given to us of that failure from the applicable trustee (or to us and such trustee from the holders of at least 25% in principal amount of the outstanding debt securities of that series);

•	certain events of bankruptcy, insolvency or reorganization relating to us; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

If any event of default with respect to the debt securities of any series at the time outstanding occurs and is continuing, then either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series (in the case of an event of default described in the first, second, third or sixth bullet points above) or at least 25% in principal amount of all outstanding debt securities under an indenture (in the case of other events of default other than in the case described in the fifth bullet point above, in which case acceleration will be automatic) may declare the principal amount (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of all the debt securities of the applicable series (or of all outstanding debt securities under an indenture, as the case may be) to be due and payable immediately. However, at any time after such trustee or the holders, as the case may be, declare such acceleration with respect to debt securities of any series, but before the applicable person has obtained a judgment or decree for payment of the money, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain conditions, cancel such acceleration. For information as to waiver of defaults, see “—Modification and Waiver.” Depending on the terms of our other indebtedness outstanding from time to time, an event of default under an indenture may give rise to cross defaults on our other indebtedness.

The indentures provide that, within 90 days after the occurrence of a default in respect of any series of debt securities, the trustee will give holders of that series notice of all uncured and unwaived defaults known to it. However, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any debt securities of that series, the trustee will be protected in withholding that notice if it in good faith determines that it is in the interest of the holders of the debt securities of that series. The trustee may not give notice of default until at least 30 days after the occurrence of a default in the performance or breach of any covenant or warranty by us under an indenture other than for the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any debt securities of that series. For the purpose of this provision, “default” with respect to debt securities of any series means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

The holders of a majority in the aggregate principal amount of the outstanding debt securities of any series (or, in certain cases, all outstanding debt securities under the indenture) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series (or all outstanding debt securities under the indenture). The indentures provide that in case an event of default occurs and is continuing, the trustee will exercise its rights and powers under the applicable indenture and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable security or indemnity against costs, expenses and liabilities that might be incurred by the trustee in compliance with such request.

We will be required to furnish the trustee an annual statement as to our performance of certain of our obligations under the indentures and as to any default in our performance.

Modification and Waiver

The indentures provide that we may enter into supplemental indentures with the trustee without the consent of the holders of debt securities to, among other things:

•	evidence the succession of another entity to Pilgrim’s Pride and the assumption of our covenants under the debt securities and the indenture by the successor;

•	add covenants or events of default for the protection of the holders of debt securities;

•	change or eliminate any provision affecting only debt securities not yet issued;

•	cure any ambiguity or correct any inconsistency in the indenture as long as the action does not materially and adversely affect any holder of debt securities then outstanding under the indenture;

•	evidence and provide for successor trustees or add or change any provisions as may be necessary to provide for or facilitate the appointment of a separate trustee or trustees for specific series of debt securities; or

•	establish the forms and terms of debt securities of any series.

We may modify an indenture with the consent of the trustee and holders of at least a majority in principal amount of debt securities of each series affected by such modification. However, we may not modify an indenture without the consent of the holders of all of the then outstanding debt securities affected thereby to:

•	change the due date of the principal of, or any installment of principal of or interest on, or payment of additional amounts with respect to, the debt securities of that series;

•	reduce the principal amount of, or any premium or interest rate on, or any additional amount with respect to, the debt securities of that series;

•	reduce the amount due and payable upon acceleration or make payments thereon payable in any currency other than that provided in such debt security;

•	impair the right to institute suit for the enforcement of any such payment on or after it is due; or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is necessary to effect any such modification or amendment of the indenture, for waiver of compliance with certain covenants and provisions in the indenture or for waiver of certain defaults.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any series (or, in certain cases, all outstanding debt securities under the indenture) may on behalf of the holders of all debt securities of that series (or of all outstanding debt securities under the indenture) waive any past default under the indenture, except a default in the payment of the principal of (or premium, if any) or any interest on, or any additional amounts on, any debt security or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that affected series. The holders of a majority in aggregate principal amount of the affected outstanding debt securities may on behalf of the holders of all debt securities of that series waive our compliance with certain restrictive provisions of the indenture.

Consolidation, Merger and Sale of Assets

The indentures provide that we may consolidate with or merge into, or transfer or lease our assets substantially as an entirety to, another person without the consent of any debt security holders if, along with certain other conditions in the indenture:

•	the person (if other than us) formed by such consolidation or into which we merge or which acquires or leases our assets is a corporation, partnership or trust and expressly assumes our obligations on the debt securities and under the indenture;

•	after giving effect to such transaction, there is no event of default, and no event which, after notice or passage of time or both, would become an event of default; and

•	certain other conditions are met.

If our successor complies with these provisions, we will (except in the case of a lease) be relieved of our obligations under the indenture and the debt securities.

Satisfaction and Discharge of the Indentures

An indenture will generally cease to be of any further effect with respect to a series of debt securities if:

•	we have delivered to the applicable trustee for cancellation all debt securities of that series (with certain limited exceptions); or

•	all debt securities and coupons of that series not previously delivered to the trustee for cancellation have become due and payable, and we have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all of those debt securities and coupons;

and if, in either case, we also pay or cause to be paid all other sums payable under the applicable indenture by us.

Discharge and Defeasance

Upon compliance with certain conditions, we may terminate our obligations under an indenture, other than our obligation to pay the principal of (and premium, if any) and interest on the debt securities of any series and certain other obligations. The conditions include:

•	we irrevocably deposit with the applicable trustee in trust money and/or United States government securities or securities backed by the full faith and credit of the United States government which, through the payment of interest and principal in accordance with their terms, will provide enough money to pay each installment of principal of, any premium and interest on, and any additional amounts and any mandatory sinking fund payments in respect of, the debt securities of that series on the applicable due dates for those payments in accordance with the terms of those debt securities; and

•	we comply with any additional conditions specifically applicable to the covenant defeasance of the debt securities of that series.

The terms of any series of the debt securities may also provide for legal defeasance under the indenture. In that case, we may be discharged from any and all obligations in respect of the debt securities of that series if:

•	we irrevocably deposit with the applicable trustee, in trust money and/or United States government securities or securities backed by the full faith and credit of the United States government which, through the payment of interest and principal in accordance with their terms, will provide enough money to pay each installment of principal of, any premium and interest on, and any additional amounts and any mandatory sinking fund payments in respect of, the debt securities of that series on the applicable due dates for those payments in accordance with the terms of those debt securities;

•	we request the trustee to discharge us from our obligations under the debt securities of that series; and

•	we comply with any additional conditions specifically applicable to the discharge and defeasance of the debt securities of that series.

If we comply with the above conditions, the holders of the debt securities will be entitled only to payment out of the money, United States government securities or other securities that are deposited with the trustee as described above, unless our obligations are revived and reinstated because the trustee is unable to apply that trust fund by reason of any legal proceeding, order or judgment.

Form, Exchange, Registration and Transfer

Debt securities are issuable in definitive form as registered debt securities. The applicable prospectus supplement will set forth the terms relating to the form, exchange, registration and transfer of debt securities issuable in temporary or permanent global forms.

Holders may exchange registered debt securities of any series for other registered debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

Holders may present registered debt securities for registration of transfer or exchange at the office of the registrar for the applicable debt securities or at the office of any transfer agent designated by us for that purpose and for that series of debt securities and referred to in an applicable prospectus supplement. Every debt security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed. The registrar or transfer agent, as the case may be, will effect the transfer or exchange of any registered debt securities after being satisfied with the documents of title and identity of the person making the request. Except to the extent otherwise indicated in the applicable prospectus supplement, we will appoint the trustee as registrar. If the applicable prospectus supplement refers to any transfer agent (in addition to the registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of that transfer agent or approve a change in the location through which any transfer agent acts, except that, if debt securities of a series are issuable solely as registered debt securities, we will be required to maintain a transfer agent in each place of payment for that series. We may at any time designate additional transfer agents with respect to any series of debt securities.

We will not be required to:

•	issue, register the transfer of or exchange registered debt securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of the debt securities of that series to be redeemed and ending on the close of business on the day of mailing of the relevant notice of redemption; or

•	register the transfer of or exchange any registered debt security, or portion of any registered debt security, called for redemption, except the unredeemed portion of any registered debt security being redeemed in part.

Payment and Paying Agents

Unless otherwise indicated in an applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of registered debt securities will be payable in the designated currency or currency unit at the office of the paying agent or paying agents designated from time to time by us. At our option, payment of any interest may be made by check mailed to the address of the person entitled to the interest payment as it appears in the register for the applicable debt securities. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on registered debt securities will be made to the person in whose name that registered debt security is registered at the close of business on the record date for such interest.

Unless otherwise indicated in an applicable prospectus supplement, the corporate trust office of the trustee will be designated as our paying agent for payments with respect to debt securities issuable solely as registered debt securities. We may at any time designate additional paying agents or rescind our designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for that series.

If we pay any monies to a paying agent for the payment of principal of (and premium, if any) or interest on any debt security and those monies remain unclaimed at the end of three years after such principal, premium or interest is due and payable, then those monies will (subject to applicable escheat laws) be repaid to us. Afterward, the holder of that debt security or any coupon may look only to us for payment of those monies.

Book-Entry Debt Securities

We may issue any series of debt securities in the form of one or more global securities. We will deposit these global securities with a depositary or its nominee identified in the applicable prospectus supplement. We may issue global securities in either temporary or permanent form. The applicable prospectus supplement will describe the specific terms of the depositary arrangement for any portion of a series of debt securities to be represented by a global security.

Meetings

The indentures contain provisions for convening meetings of the holders of debt securities of a series. We may upon request, and the trustee or the holders of at least 10% in principal amount of the outstanding debt securities of that series may upon notice, call a meeting at any time. Any resolution presented at a meeting or an adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, except for any consent that must be given by the holder of each outstanding debt security affected by that resolution, as described under “Modification and Waiver” above. However, if the holders of debt securities of a specified percentage, which is less than a majority in principal amount of the outstanding debt securities of a series, make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action, then the affirmative vote of the holders of debt securities of such specified percentage in the principal amount of the outstanding debt securities of that series may adopt a resolution at a meeting or any duly reconvened adjourned meeting at which a quorum is present, except for any consent that must be given by the holder of each outstanding debt security affected by that resolution, as described under “Modification and Waiver” above. Subject to the above-described exceptions, any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series.

The Trustee

The current trustee for our outstanding senior debt securities is JPMorgan Chase Bank and the current trustee for our outstanding subordinated debt securities is The Bank of New York.

The trustee for each series of debt securities will be identified in the applicable prospectus supplement. The indentures contain certain limitations on the right of the trustee, as our creditor, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest, it must eliminate such conflict or resign.

The trustee may from time to time serve as a depositary of funds of, make loans to and perform other services for us.

DESCRIPTION OF EQUITY SECURITIES

General

Our certificate of incorporation, as amended, authorizes us to issue 160 million shares of common stock, par value $.01 per share, and 5 million shares of preferred stock, par value $0.01 per share. As of July 13, 2004, 66,555,733 shares of common stock and no shares of preferred stock were outstanding. In general, any series of preferred stock will be afforded preferences regarding dividends and liquidation rights over the common stock. The certificate of incorporation, as amended, empowers our Board of Directors, without approval of the stockholders, to cause preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. The description set forth below is only a summary and is not complete. For more information regarding the preferred stock and common stock which may be offered by this prospectus, please refer to the applicable prospectus supplement, our certificate of incorporation, as amended, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and the certificate of designations establishing a series of preferred stock, which will be filed with the SEC as an exhibit to or incorporated by reference in the registration statement at or prior to the time of the issuance of that series of preferred stock. In addition, a more detailed description of the common stock may be found in the documents referred to in the fourth bullet point in the third paragraph of “Where You Can Find More Information.”

Common Stock

Dividends

Subject to the prior rights and preferences, if any, applicable to shares of the preferred stock or any series thereof, the holders of shares of common stock will be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared by our Board of Directors at any time and from time to time out of any funds legally available.

Dividends will be paid to the holders of record of the outstanding shares of common stock as their names appear on the stock register on the record date fixed by our Board of Directors in advance of declaration and payment of each dividend. Any shares of common stock issued as a dividend will, when so issued, be duly authorized, validly issued, fully paid and non-assessable, and free of all liens and charges.

Notwithstanding anything contained herein to the contrary, no dividends on shares of common stock will be declared by the Board of Directors or paid or set apart for payment at any time that such declaration, payment or setting apart is prohibited by applicable law.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the preferred stock or any series thereof, the holders of shares of common stock will be entitled to receive all of the remaining assets of the company available for distribution to its stockholders, ratably in proportion to the number of shares of common stock held by them. A liquidation, dissolution, or winding-up of the company, as such terms are used herein, will not be deemed to be occasioned by or to include any consolidation or merger of the company with or into any other corporation or corporations or other entity or a sale, lease, exchange, or conveyance of all or a part of the assets of the company.

Voting Rights

The holders of record of common stock will be entitled to one vote per share for all purposes, except that a holder of record of a share of common stock will be entitled to twenty votes per share on each matter submitted to a vote by the stockholders at a meeting of stockholders for each such share held of record by such holder on the record date for such meeting if, with respect to such share: (i) each and every beneficial owner of such share was the beneficial owner thereof at the effective time of the Class A Reclassification and Class B Reclassification (as defined in the Certificate of Amendment to the Certificate of Incorporation filed on November 21, 2003 (the “Amendment”)); and (ii) there has been no change in the beneficial ownership of the share at any time after the filing of the Amendment on November 21, 2003.

A change in beneficial ownership of an outstanding share of common stock will be deemed to have occurred whenever a change occurs in any person or group of persons who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (i) voting power, which includes the power to vote or to direct the voting of such share of common stock, (ii) investment power, which includes the power to direct the sale or other disposition of such share of common stock, (iii) the right to receive or retain the proceeds of any sale or other disposition of such share of common stock, or (iv) the right to receive any distributions, including cash dividends, in respect of such share of common stock.

A change in beneficial ownership will not be deemed to have occurred solely as a result of:

(i) any event that occurred prior to the filing of the Amendment pursuant to the terms of any contract (other than a contract for the purchase and sale of shares of common stock contemplating prompt settlement), including contracts providing for options, rights of first refusal and similar arrangements in existence at the time of such filing to which any holder of shares of common stock is a party;

(ii) any transfer of any interest in a share of common stock pursuant to a bequest or inheritance by operation of law upon the death of any individual, or by any other transfer to or primarily for the benefit of family member(s) of the transferor or any trust, partnership or other entity primarily for the benefit of one or more of such family member(s), or pursuant to an appointment of a successor trustee, general partner or similar fiduciary or the grant of a proxy or other voting rights to one or more individuals with respect to any such trust, partnership or other entity, including a gift;

(iii) any change in the beneficiary of any trust or any distribution of a share of common stock from trust, by reason of the birth, death, marriage or divorce of any natural person, the adoption of any natural person prior to age 18 or the passage of a given period of time or the attainment by any natural person of a specific age, or the creation or termination of any guardianship or custodial arrangement;

(iv) any transfer of any interest in a share of common stock from one spouse to another by reason of separation or divorce or under or pursuant to community property laws or other similar laws of any jurisdiction;

(v) any appointment of a successor trustee, agent, guardian, custodian or similar fiduciary with respect to a share of common stock if neither such successor has nor its predecessor had the power to vote or to dispose of such share of common stock without further instructions from others;

(vi) any change in the person to whom dividends or other distributions in respect of a share of common stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

(vii) any transfer of the beneficial ownership of a share of common stock from one employee benefit plan of the Company to another employee benefit plan of the Company;

(viii) the grant by any person of the right to vote any shares of which such person is the beneficial owner, provided the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(ix) any event occurring under the Share Voting Agreement, dated as of June 7, 2003, among Lonnie “Bo” Pilgrim, Lonnie Ken Pilgrim and certain affiliated entities and ConAgra Foods, Inc. or any voting agreement to which any such persons or entities are parties entered into in connection with the New York Stock Exchange’s consent to the Class A Reclassification and Class B Reclassification.

As used above, “family member” of a transferor means the transferor’s spouse, ancestors, lineal descendants, siblings and their descendants, aunts and uncles, mother-in-law, father-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and first cousins; and a legally adopted child of an individual will be treated as a child of such individual by blood.

All determinations concerning changes in beneficial ownership, or the absence of any such change, will be made by us or, at any time when a transfer agent is acting with respect to the share of common stock, by such transfer agent on our behalf. Written procedures designed to facilitate such determinations will be established by the Company and refined from time to time. Such procedures will provide, among other things, the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. We and any transfer agent will be entitled to rely on all information concerning beneficial ownership of the shares of common stock coming to their attention from any source and in any manner reasonably deemed by them to be reliable, but neither we nor any transfer agent will be charged with any other knowledge concerning the beneficial ownership of the shares of common stock.

A beneficial owner of any share of common stock acquired as a direct result of a stock split, stock dividend, reclassification, rights offering or other distribution of shares or rights by us with respect to existing shares (“dividend shares”) will be deemed to have been the continuous beneficial owner of such share from the date on which the original shares, with respect to which the dividend shares were issued, were acquired.

The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the common stock.

Preemptive Rights; Subscription Rights; Cumulative Voting

Stockholders will not be entitled to preemptive or subscription rights or to cumulative voting.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Investor Services.

Preferred Stock

Terms

We will include in a supplement to this prospectus the terms relating to any series of preferred stock being offered. These terms will include some or all of the following:

•	the distinctive title of such preferred stock;

•	the number of shares offered;

•	the initial offering price;

•	any liquidation preference per share;

•	any dividend rights and the specific terms relating to those dividend rights, including the applicable dividend rate, period and/or payment date;

•	the date from which dividends on such preferred stock will accumulate, if applicable;

•	whether the shares of preferred stock may be issued at a discount below their liquidation preference, and material United States federal income tax, accounting and other considerations applicable to that preferred stock;

•	whether and upon what terms we or a holder of preferred stock can elect to pay or receive dividends, if any, in cash or in additional shares of preferred stock, and material United States federal income tax, accounting and other considerations applicable to any additional shares of preferred stock paid as dividends;

•	whether and upon what terms the shares will be redeemable;

•	whether and upon what terms the shares will have a sinking fund to be used to purchase or redeem the shares of any series;

•	whether and upon what terms the shares will be convertible into common stock or exchangeable for debt securities, including the conversion price or exchange rate, as applicable;

•	the relative priority of such shares to other series of preferred stock with respect to rights and preferences;

•	the limitations, if any, on the issue of any additional series of preferred stock ranking senior to or on a parity with that series of preferred stock as to dividend rights and rights upon our liquidation, or dissolution or the winding up of our affairs;

•	any voting rights, in addition to those set forth below;

•	whether or not the shares are or will be listed on any securities exchange or quoted on an automated quotation system;

•	a discussion of Federal income tax considerations applicable to the shares; and

•	any additional terms, preferences, rights, limitations or restrictions applicable to the shares.

The preferred stock will have no preemptive rights. All of the preferred stock, upon payment in full of such shares, will be fully-paid, validly issued and non-assessable.

Dividends

The holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends at such rate and on such dates and on such terms as set forth in the prospectus supplement relating to that series. Different series of the preferred stock may be entitled to dividends at different rates or based upon different methods of determination. That rate may be fixed or variable or both. Each dividend will be payable to the holders of record as they appear on our stock books on the record dates fixed by the Board of Directors or a duly authorized committee of the Board of Directors. Dividends on any series of preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement.

Ranking

The preferred stock will rank senior in right of payment to the common stock except as set forth in the applicable prospectus supplement.

Conversion

The applicable prospectus supplement will set forth the terms and conditions, if any, upon which any series of preferred stock will be convertible into common stock. These terms will include the conversion price, how we will calculate the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of the series of preferred stock or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if the series of preferred stock is redeemed.

Exchange

The applicable prospectus supplement may provide that we may, at our option, exchange, in whole or in part, any series of preferred stock for debt securities. The applicable prospectus supplement will describe the terms, notice and procedures for any such exchange.

Voting Rights

Unless otherwise provided in the applicable prospectus supplement, holders of record of each series of preferred stock will have no voting rights, except as required by law and as provided in the applicable certificate of designations.

Redemption Provisions

The applicable prospectus supplement will set forth the optional or mandatory redemption terms, if any, relating to a series of preferred stock.

Certain Covenants

The applicable prospectus supplement will describe any material covenants that will apply to any series of preferred stock.

Anti-Takeover Effects

Although the Board of Directors has no present intention to issue preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, may have the effect of delaying, deferring or preventing a change of control of the company or may increase or decrease the number of shares constituting each series.

Transfer Agent and Registrar

The applicable prospectus supplement will designate the transfer agent, registrar and dividend disbursement agent for the preferred stock. The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect our directors or to vote on any other matter.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION,

BYLAWS AND STATUTES

Limitation of Directors’ Liability and Indemnification

The General Corporation Law of the State of Delaware provides that a corporation may limit the personal liability of each director to the corporation or its stockholders for monetary damages, except for liability arising because of any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions by the director not in good faith or that involve intentional misconduct or a knowing violation of law;

•	certain unlawful dividend payments or stock redemptions or repurchases; and

•	any transaction from which the director derives an improper personal benefit.

Our certificate of incorporation, as amended, provides for the elimination and limitation of the personal liability of our directors for monetary damages except for situations described in the bullet points listed above. The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in the bullet points listed above. This provision does not limit or eliminate our rights or any stockholder’s right to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care.

Under Section 145 of the Delaware General Corporation Law, we generally have the power to indemnify our present and former directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any suit (other than a suit by us or in our right) to which they were or are, or are threatened to be made, a party by reason of their serving in such positions for us, or is or was serving at our request in such positions for another corporation, partnership, joint venture, trust or other enterprise, so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by us or in our right, we may indemnify our present and former directors, officers, employees and agents against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to our best interests, except that we may not indemnify those persons with respect to any claim, issue or matter as to which they have been adjudged liable to us unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification. Section 145 also expressly provides that the power to indemnify authorized by that statute is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Our Amended and Restated Corporate Bylaws provide that we will indemnify and hold harmless any present or former officer or director or any officer or director who is or was serving at the request of us as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, trust, employee benefit plan or other enterprise, from and against fines, judgments, penalties, amounts paid in settlement and reasonable expenses actually incurred by such person in connection with any suit to which they were or are made, or are threatened to be made, a party, or to which they are a witness without being named a party, if it is determined that he acted in good faith and reasonably believed:

•	in the case of conduct in his official capacity on behalf of us, that his conduct was in our best interests;

•	in all other cases, that his conduct was not opposed to our best interests; and

•	with respect to any criminal action, that he had no reasonable cause to believe his conduct was unlawful.

However, if a determination is made that a person is liable to us or is found liable on the basis that a personal benefit was improperly received by that person, the indemnification is limited to reasonable expenses actually incurred by that person in connection with the suit and will not be made in respect of any suit in which such person was found liable for willful or intentional misconduct in the performance of his duty to us.

According to our Amended and Restated Corporate Bylaws and Section 145 of the Delaware General Corporation Law, we have the power to purchase and maintain insurance for our present and former directors, officers, employees and agents.

The above discussion of our Amended and Restated Corporate Bylaws and of Section 145 of the Delaware General Corporation Law is only a summary and is not complete. For more information regarding our Amended and Restated Corporate Bylaws, please refer to our Amended and Restated Corporate Bylaws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Section 203 of the Delaware Code

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before such date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; or

•	on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, excluding the stock owned by the interested stockholder.

A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 of the Delaware General Corporation Law permits us to elect not to be governed by its provisions, to date we have not made this election. As a result of the application of that statute, our potential acquirors may be discouraged from attempting to effect an acquisition transaction with us, which could possibly deprive holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices in such transactions.

SELLING STOCKHOLDER

ConAgra Foods, Inc. (“ConAgra”), as the selling stockholder, including its transferees, pledges, donees, assignees or its successors, may from time to time offer and sell any or all of the 25,443,054 shares of the common stock that it received in our acquisition of ConAgra’s chicken division.

Based on information provided to us by the selling stockholder, as of July 13, 2004, the selling stockholder owns 25,443,054 shares of common stock that represents approximately 38.2% of the outstanding common stock and 3.0% of our voting power.

Assuming that the selling stockholder sells all of the shares beneficially owned by it that have been registered by us and does not acquire any additional shares during the offering, the selling stockholder will not own any shares. We cannot advise you as to whether the selling stockholders will in fact sell any or all of its shares. Except for in connection with our acquisition of its chicken division, the selling stockholder does not have, and has not had within the past three years, any material relationship with us or any of our predecessors or affiliates. Neither ConAgra nor any of its affiliates is a broker-dealer.

Information about the selling stockholder may change from time to time. Any changed information will be set forth in prospectus supplements or in other documents that we file from time to time with the SEC that are incorporated by reference in this prospectus, as required. For information on the procedure for sales by the selling stockholder, see “Plan of Distribution” below.

Registration Rights

In connection with our acquisition of the ConAgra chicken division, we entered into a Registration Rights and Transfer Restriction Agreement with ConAgra, which provides for the registration of the 25,443,054 shares issued to ConAgra prior to November 23, 2004. We will bear all costs, fees and expenses of each registration, including registration and filing fees, printing expenses and fees and disbursements of counsel and all independent certified public accountants.

We must notify ConAgra if we intend to register shares of our common stock for reasons other than for employee stock plans or business combinations, and upon ConAgra request, we must include the shares in such registration. We may, however, exclude some or all of the shares on the recommendation of the managing underwriter for the proposed offering. We may also withdraw any registration statement and abandon any proposed offering without obtaining ConAgra consent.

ConAgra must notify us if it plans to sell some or all of the shares pursuant to an underwritten offer not initiated by us, and has agreed to include our common stock in such underwritten offer upon our request. ConAgra may, however, exclude some or all of our common stock upon recommendation of the proposed offering’s managing underwriter. The managing lead underwriter(s) in connection with any underwritten offering of the shares will be proposed by ConAgra and approved by us. We will also have the right to appoint our own underwriter to participate as a manager in any such underwritten offering.

The registration rights agreement provides that ConAgra will not, without our consent, (i) except pursuant to a third party tender offer, transfer the shares prior to November 23, 2004 or more than 33 1/3% of the shares in any 12 month period or (ii) acquire additional voting securities, make any offers to acquire any of our business or material assets, propose that any third party acquire any of our voting securities (other than an acquisition of the shares), propose any business combination or other extraordinary transaction involving us, join a group with respect to ownership of our voting securities, or enter into negotiations with any third party with respect to the foregoing.

Lonnie “Bo” Pilgrim and Lonnie Ken Pilgrim have agreed that they will not, without ConAgra’s consent, offer to sell or otherwise dispose of any shares of our common stock while ConAgra owns 5% or more of our outstanding common stock. This restriction does not apply to transfers made as a gift to the Pilgrim family, for estate planning purposes or for the sale of up to 120,000 shares of our common stock by the Pilgrim family during any 12 month period.

PLAN OF DISTRIBUTION

We and/or the selling stockholder may sell the offered securities in and outside the United States in any of the following ways:

•	directly to investors or to other purchasers;

•	through agents;

•	through dealers;

•	through one or more underwriters or a syndicate of underwriters in an underwritten offering; or

•	through a combination of any of these methods.

The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

We have, along with the selling stockholder, reserved the right to sell the securities directly to investors on our own behalf, or on behalf of the selling stockholder, in those jurisdictions where we, or the selling stockholder, are authorized to do so. The sale of the securities may be effected in transactions (a) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options.

We and/or the selling stockholder, and our respective agents and underwriters, may offer and sell the securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We and/or the selling stockholder may, from time to time, authorize dealers, acting as our agents, to offer and sell the securities upon such terms and conditions as set forth in the applicable prospectus supplement.

In connection with distributions of securities, we may enter into derivative transactions with third parties in connection with which such third parties may sell common stock registered hereunder including in short sale transactions.

The selling stockholder may also enter into derivative transactions with third parties. If so indicated in the applicable prospectus supplement, in connection with those transactions the third parties may sell common stock registered hereunder including in short sale transactions. The third parties may use the shares pledged by or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use the shares received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock.

If we or the selling stockholder use underwriters to sell securities, we or the selling stockholder will enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase the securities as a principal, and may then resell such securities at varying prices to be determined by the dealer. Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us and certain of our affiliates or the selling stockholder in the ordinary course of their business.

If so indicated in the prospectus supplement, we or the selling stockholder will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase offered securities from us or the selling stockholder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise prevail in the open market. If commenced, the underwriter may discontinue these activities at any time.

From time to time, the selling stockholder may pledge, hypothecate or grant a security interest in some or all of the shares of common stock owned by it. The pledgee, secured party or person to whom the shares have been hypothecated may, upon foreclosure in the event of default, be deemed to be a selling stockholder. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales. The selling stockholder may also sell the shares in accordance with Rule 144 and any other exemption from registration under the Securities Act, rather than pursuant to this prospectus. We do not know of any arrangements by the selling stockholder for the sale of any of the shares.

The selling stockholder and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We have advised the selling stockholder that during such time as we and the selling stockholder may be engaged in a distribution of the securities covered by this prospectus, we and the selling stockholder may be required to comply with Regulation M promulgated under the Exchange Act.

Underwriters, dealers and agents may be entitled, under agreements entered into with us or the selling stockholder, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

Any securities other than our common stock issued hereunder may be new issues of securities with no established trading market. Any underwriters or agents to or through whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities.

We will not receive any proceeds from sales of any shares by the selling stockholder. We cannot assure you that the selling stockholder will sell all or any portion of the shares offered by this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus.

LEGAL MATTERS

The validity of the securities will be passed upon for us by Baker & McKenzie LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of Pilgrim’s Pride Corporation appearing in Pilgrim’s Pride Corporation’s Annual Report (Form 10-K) for the year ended September 27, 2003 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of the ConAgra Foods Chicken Business (a division of ConAgra Foods, Inc.) as of May 25, 2003 and May 26, 2002 and for each of the three fiscal years in the period ended May 25, 2003, incorporated by reference in this prospectus from the Current Report on Form 8-K of Pilgrim’s Pride Corporation dated January 13, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to change in methods of accounting for goodwill and other intangibles in 2003 and for derivative instruments and other hedging activities in 2002), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$500,000,000

Debt Securities, Preferred Stock

and

Common Stock

25,443,054 shares

of

Common Stock

PROSPECTUS

September 23, 2004

We have not authorized any dealer, salesperson or any other person to give you written information other than this prospectus or to make any representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of any offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder shall create an implication that the information contained herein or the affairs of Pilgrim’s Pride Corporation have not changed since the date hereof.

[ Map of location and type of Pilgrim’s Pride Corporation facilities ]